ANGKASA MARKETING BERHAD (41515-D)

A Member of The Lion Group

24 April 2002

02034703

02 JUN 10 AM 11:03

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms. Victoria C Choy

SUPPL

Dear Sirs

Re : Exemption No. 82-3319
Issuer : Angkasa Marketing Berhad

We enclose herewith the following documents for filing pursuant to exemption No. 82-3319 granted to Angkasa Marketing Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934:

a) General Announcement dated 23 April 2002, Re: 1) Proposed disposal of 51% equity interest in Suzuki Assemblers Malaysia Sdn Bhd ("SAM") by the Company to Suzuki Motor Corporation, Japan ("SMC") ("Proposed Disposal of SAM"); and 2) Proposed disposal of 51% equity interest in Lion Suzuki Marketing Sdn Bhd ("LSM") by the Company to SMC ("Proposed Disposal of LSM");

b) General Announcement dated 24 April 2002, Re: Notice of Extraordinary General Meeting; and

c) Circular to Shareholders dated 24 April 2002.

Please contact the undersigned for any queries.

Yours faithfully
ANGKASA MARKETING BERHAD

PROCESSED
JUN 13 2002
THOMSON
FINANCIAL

dlw 6/10

WONG PHOOI LIN
Secretary

cc Ms Jennifer Monaco - The Bank of New York
620 Avenue of the Americas
6th Floor New York
NY 10011

Form Version 2.0

General Announcement

Ownership transfer to **ANGKASA** on **23-04-2002 05:16:58 PM**
Reference No **AA-020423-2F7F7**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **ANGKASA MARKETING BERHAD**
*	Stock name	: **ANGKASA**
*	Stock code	: **5061**
*	Contact person	: **Wong Phooi Lin**
*	Designation	: **Secretary**

* Type : ● ***Announcement*** ○ ***Reply to query***

* Subject :

1) Proposed Disposal of 51% equity interest in Suzuki Assemblers Malaysia Sdn Bhd ("SAM") by the Company to Suzuki Motor Corporation, Japan ("SMC") ("Proposed Disposal of SAM"); and

2) Proposed Disposal of 51% equity interest in Lion Suzuki Marketing Sdn Bhd ("LSM") by the Company to SMC ("Proposed Disposal of LSM")

* **Contents :-**

On 1 October 2001, RHB Sakura Merchant Bankers Berhad, on behalf of the Company announced, *inter alia*, the Proposed Disposal of SAM and the Proposed Disposal of LSM pursuant to two separate conditional share sale agreements both dated 1 October 2001 entered into between the Company and SMC.

On 28 November 2001, the Company announced that the Foreign Investment Committee ("FIC") had via their letter dated 24 November 2001 approved the Proposed Disposal of LSM subject to the following conditions ("FIC Conditions"):

(a) LSM reduces its foreign equity interest to not more than 30% before 31 December 2002; and
(b) LSM increases its Bumiputera equity interest to not less than 30% before 31 December 2002.

Subsequently on 24 December 2001, the Company announced that SMC had appealed to the FIC to review the conditions imposed.

The Company wishes to announce that by a letter dated 29 March 2002 (which the Company received on 19 April 2002), SMC informed the Company that the FIC had rejected SMC's aforesaid appeal and in view thereof, SMC agreed to accept the FIC Conditions.

Pursuant thereto, the Company and SMC had on 19 April 2002 executed an addendum to the joint-venture agreement dated 1 October 2001 to further regulate the respective rights and obligations of the Company and SMC as shareholders of LSM, which include, *inter alia*, that SMC may sell or transfer its LSM shares to any third party or parties without consent of the Company or without giving the Company any first right of refusal if and so long as such sale or transfer is intended to be made in order

ANGKASA MARKETING BERHAD (41515-D)

to comply with the FIC Conditions and/or any law, regulation, order, decree or otherwise.

Both the Proposed Disposal of SAM and the Proposed Disposal of LSM remain subject to the following approvals being obtained:

i. the approval of the shareholders of the Company to be obtained at an extraordinary general meeting; and
ii. the approvals of banks, financial institutions and/or lenders to SAM.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

ANGKASA MARKETING BERHAD (41515-D)

Secretary

23 APR 2002

Form Version 2.0

General Announcement

Ownership transfer to **ANGKASA/EDMS/KLSE** on **24-04-2002 05:39:12 PM**
Reference No **AA-020424-5055F**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ANGKASA MARKETING BERHAD**
* Stock name	:	**ANGKASA**
* Stock code	:	**5061**
* Contact person	:	**Wong Phooi Lin**
* Designation	:	**Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
Notice of Extraordinary General Meeting

* **Contents :-**

NOTICE IS HEREBY GIVEN THAT an Extraordinary General Meeting of the Company will be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on 9 May 2002 at 9.45 am, for the purpose of considering and, if thought fit, passing the following Ordinary Resolutions:

ORDINARY RESOLUTION 1

Proposed disposal of 1,530,510 ordinary shares of RM1.00 each, representing 51% equity interest in Lion Suzuki Marketing Sdn Bhd, to Suzuki Motor Corporation, Japan, for a cash consideration of RM1,227,789

"THAT contingent upon the passing of Ordinary Resolution 2 below and subject to the approvals of all relevant authorities being obtained, approval be and is hereby given for the Company to dispose of 1,530,510 ordinary shares of RM1.00 each, representing 51% equity interest in Lion Suzuki Marketing Sdn Bhd ("LSM") to Suzuki Motor Corporation, Japan ("SMC") for a cash consideration of RM1,227,789, upon the terms and conditions of the Conditional Share Sale Agreement dated 1 October 2001 entered into between the Company and SMC ("Proposed Disposal of LSM");

AND THAT the Directors of the Company be and are hereby authorised with full powers, for the purposes of concluding the Proposed Disposal of LSM, to do all such acts, deeds and things as they may consider necessary or expedient to give full effect to and to complete the Proposed Disposal of LSM, and to assent to any conditions, modifications, variations and/or amendments as may be agreed by any relevant authority."

ORDINARY RESOLUTION 2

Proposed disposal of 13,393,298 ordinary shares of RM1.00 each, representing 51% equity interest in Suzuki Assemblers Malaysia Sdn Bhd, to SMC for a cash consideration of RM26,682,706

"THAT subject to the approvals of all relevant authorities being obtained, approval be and is hereby given for the Company to dispose of 13,393,298 ordinary shares of RM1.00 each, representing 51% equity interest in Suzuki Assemblers Malaysia Sdn Bhd ("SAM") to SMC for a cash consideration of RM26,682,706, upon the terms and conditions of the Conditional Share Sale Agreement dated 1 October 2001 entered into between the Company and SMC ("Proposed Disposal of SAM");

ANGKASA MARKETING BERHAD (41515-D)

AND THAT the Directors of the Company be and are hereby authorised with full powers, for the purposes of concluding the Proposed Disposal of SAM, to do all such acts, deeds and things as they may consider necessary or expedient to give full effect to and to complete the Proposed Disposal of SAM, and to assent to any conditions, modifications, variations and/or amendments as may be agreed by any relevant authority."

By Order of the Board

WONG PHOOI LIN
THAM TUCK CHUEN
Secretaries

Kuala Lumpur
24 April 2002

Notes:

1. A member entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a member of the Company. The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing or, if the appointor is a corporation, either under seal or the hand of an officer or attorney duly authorised.

2. An instrument appointing a proxy executed in Malaysia need not be witnessed. The signature to an instrument appointing a proxy executed outside Malaysia shall be attested by a solicitor, notary public, consul or magistrate.

3. The instrument of proxy shall be deposited at the Registered Office of the Company at Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, not less than forty-eight (48) hours before the time for holding the Extraordinary General Meeting.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

ANGKASA MARKETING BERHAD (41515-D)

....
Secretary

24 APR 2002

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to the course of action to be taken, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately. If you have sold all your ordinary shares in Angkasa Marketing Berhad, you should immediately send this Circular together with the accompanying Notice of Extraordinary General Meeting and Form of Proxy to the agent through whom the sale was effected for transmission to the purchaser.

ANGKASA MARKETING BERHAD (41515 - D)

(Incorporated in Malaysia)

CIRCULAR TO SHAREHOLDERS

in relation to the

(i) Proposed disposal of 1,530,510 ordinary shares of RM1.00 each, representing 51% equity interest in Lion Suzuki Marketing Sdn Bhd to Suzuki Motor Corporation, Japan ("SMC") for a cash consideration of RM1,227,789; and

(ii) Proposed disposal of 13,393,298 ordinary shares of RM1.00 each, representing 51% equity interest in Suzuki Assemblers Malaysia Sdn Bhd to SMC for a cash consideration of RM26,682,706.

Managed by

RHB SAKURA MERCHANT BANKERS BERHAD

(Company No. 19663-P)

Notice of the Extraordinary General Meeting of Angkasa Marketing Berhad to be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on 9 May 2002 at 9.45 a.m. together with the Form of Proxy are set out in this Circular.

A member of the Company entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint a proxy to attend and vote on his behalf. The Form of Proxy should be deposited with Angkasa Marketing Berhad's Registered Office at Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, not less than forty-eight (48) hours before the time for holding the Extraordinary General Meeting. The lodging of the Form of Proxy will not preclude you from attending and voting in person at the Extraordinary General Meeting should you subsequently wish to do so.

This Circular is dated 24 April 2002

DEFINITIONS

Except where the context otherwise requires, the following definitions apply throughout this Circular:

AMB/the Company	:	Angkasa Marketing Berhad
AMB Group/the Group	:	AMB and its subsidiary and associated companies
ASEAN	:	Association of Southeast Asian Nations
Auditors	:	Messrs Ong Boon Bah & Co
Completion Date	:	The date falling seven (7) days after all the conditions precedent to the Proposed Disposals as set out in Section 8.3 of this Circular are satisfied, or such other date as may be agreed upon between AMB and SMC in writing
EGM	:	Extraordinary General Meeting
EPS/LPS	:	Earnings per share/Loss per share
FIC	:	Foreign Investment Committee
HSMM	:	Hicom-Suzuki Manufacturing Malaysia Sdn Bhd, an associated company of SAM
Joint-Venture Agreements	:	Two separate conditional joint-venture agreements entered into between AMB and SMC, both dated 1 October 2001, in respect of the Proposed JV for SAM and Proposed JV for LSM respectively
KLSE	:	Kuala Lumpur Stock Exchange
LSM	:	Lion Suzuki Marketing Sdn Bhd, a wholly-owned subsidiary company of AMB
LSM Sale Shares	:	The 1,530,510 LSM Shares to be disposed of by AMB to SMC pursuant to the Share Sale Agreement executed for the Proposed Disposal of LSM
MITI	:	Ministry of International Trade and Industry
NTA	:	Net tangible assets
OMSB	:	Otomotif Malaysia Sendirian Berhad, a wholly-owned subsidiary company of SAM
PAT/LAT	:	Profit after taxation/Loss after taxation
PBT/LBT	:	Profit before taxation/Loss before taxation
Proposals	:	Proposed Joint-Ventures and Proposed Disposals collectively
Proposed Disposal of LSM	:	Proposed disposal of 1,530,510 LSM Shares, representing 51% equity interest in LSM, to SMC for a cash consideration of RM1,227,789
Proposed Disposal of SAM	:	Proposed disposal of 13,393,298 SAM Shares, representing 51% equity interest in SAM, to SMC for a cash consideration of RM26,682,706
Proposed Disposals	:	Proposed Disposal of LSM and Proposed Disposal of SAM collectively
Proposed Joint-Ventures	:	Proposed JV for SAM and Proposed JV for LSM collectively

Proposed JV for SAM	:	The joint-venture between AMB and SMC for the purpose of establishing a strategic alliance between AMB and SMC to assemble "Suzuki" motorcycles through SAM
Proposed JV for LSM	:	The joint-venture between AMB and SMC for the purpose of establishing a strategic alliance between AMB and SMC to distribute the "Suzuki" motorcycles through LSM
Related Companies	:	Amsteel Corporation Berhad, the ultimate holding company of AMB and (i) certain subsidiary companies of Amsteel Corporation Berhad, namely Posim Petroleum Marketing Sdn Bhd, JOPP Builders Sdn Bhd, Amsteel Mills Sdn Bhd, Posim Agricultural Products Sdn Bhd and Shanghai DEbier Management Consulting Co Ltd; and (ii) certain subsidiary companies of the associated companies of Amsteel Corporation Berhad, namely Lion Construction & Engineering Sdn Bhd, Zhejiang Qianjiang Motorcycle Co Ltd and Megasteel Sdn Bhd, collectively
RHB Sakura	:	RHB Sakura Merchant Bankers Berhad
RM and sen	:	Ringgit Malaysia and sen respectively
SAM	:	Suzuki Assemblers Malaysia Sdn Bhd, a wholly-owned subsidiary company of AMB
SAM Group	:	SAM and its subsidiary and associated companies
SAM Sale Shares	:	The 13,393,298 SAM Shares to be disposed of by AMB to SMC pursuant to the Share Sale Agreement executed for the Proposed Disposal of SAM
SGD	:	Singapore Dollar
Share(s)	:	Ordinary share(s) of RM1.00 each
Share Sale Agreements	:	Two separate conditional share sale agreements entered into between AMB and SMC, both dated 1 October 2001, in respect of the Proposed Disposal of LSM and Proposed Disposal of SAM respectively
SMC	:	Suzuki Motor Corporation, Japan
Yen	:	Japanese Yen

CONTENTS

Page

APPENDICES

ANGKASA MARKETING BERHAD (41515 – D)
(Incorporated in Malaysia)

Registered Office
Level 46, Menara Citibank
165 Jalan Ampang
50450 Kuala Lumpur

24 April 2002

Board of Directors:

Tan Sri William H.J. Cheng *(Chairman)*
Phang Wai Yeen *(Managing Director)*
Ngan Yow Chong *(Executive Director)*
Tan Sri Dato' Jaffar bin Abdul
Datuk Cheng Yong Kim
Dato' Haji Hashim bin Saad
Eow Kwan Hoong

To: The Shareholders of AMB

Dear Sir/Madam,

(i) Proposed disposal of 1,530,510 LSM Shares, representing 51% equity interest in LSM, to SMC for a cash consideration of RM1,227,789; and

(ii) Proposed disposal of 13,393,298 SAM Shares, representing 51% equity interest in SAM, to SMC for a cash consideration of RM26,682,706.

1. INTRODUCTION

On 1 October 2001, your Directors announced that:

i) the Company has entered into the Joint-Venture Agreements with SMC for the purpose of establishing a strategic alliance between AMB and SMC to assemble and distribute the "Suzuki" motorcycles through SAM and LSM respectively; and

ii) in furtherance of the Proposed Joint-Ventures, the Company has entered into the Share Sale Agreements for the disposal of the following to SMC:

  a) 1,530,510 LSM Shares, representing 51% equity interest in LSM, for a cash consideration of RM1,227,789; and

  b) 13,393,298 SAM Shares, representing 51% equity interest in SAM, for a cash consideration of RM26,682,706.

  Further, AMB and SMC shall procure the SAM Group to repay all monies owing by them to the AMB Group and its Related Companies as described in Section 3.1 hereafter.

The purpose of this Circular is to provide you with details of the Proposals, to set out your Directors' recommendation thereon and to seek your approval for the ordinary resolutions relating to the Proposed Disposals as set out in the Notice of EGM enclosed with this Circular.

2. DETAILS OF THE PROPOSED JOINT-VENTURES

2.1 Terms and Conditions

The Joint-Venture Agreements serve to regulate the respective rights and obligations of AMB and SMC as shareholders of LSM and SAM after the completion of the Proposed Disposals, and to regulate the management and business operations of LSM and SAM as a joint-venture between AMB and SMC.

Under the Proposed Joint-Ventures, the shareholding structures of LSM and SAM after the completion of the Proposed Disposals will be as follows:

Shareholder	Shareholding in LSM		Shareholding in SAM	
	No. of Shares	%	No. of Shares	%
SMC	1,530,510	51	13,393,298	51
AMB	1,470,490	49	12,868,070	49
	3,001,000	100	26,261,368	100

In the event that the Directors of LSM and/or SAM decide to issue new ordinary shares in LSM and/or SAM, both AMB and SMC shall be entitled to subscribe for such new ordinary shares in proportion to their then respective shareholdings. If either party renounces its rights to subscribe for such new ordinary shares wholly or partly, the other party shall have the pre-emptive right to subscribe for such new ordinary shares.

Barring unforeseen circumstances, the Proposed Joint-Ventures are expected to be effective upon the completion of the Proposed Disposals.

2.2 Restriction on Transfer of Shares

It has been agreed that neither AMB nor SMC shall sell, transfer, assign, hypothecate, encumber, pledge or otherwise dispose of all or any part of their respective shareholdings in LSM and SAM without the prior consent of the other party. As an exception to the aforesaid restriction, AMB and SMC may sell all or any part of their respective shareholdings in LSM and SAM subject to the disposing party making a prior offer in writing to sell the same to the other party.

Notwithstanding the aforesaid, AMB and SMC had, on 19 April 2002, agreed by an addendum to the Joint-Venture Agreement in respect of the Proposed JV for LSM, that SMC may sell or transfer its LSM Shares to any third parties without the prior consent of AMB or without giving AMB any first right of refusal if and so long as such sale or transfer is intended to be made in order to comply with the conditions imposed by the FIC as described in Section 8.3 hereafter and/or any law, regulation, order, decree, policy or otherwise.

2.3 Put Options

Pursuant to the Joint-Venture Agreements, SMC granted AMB irrevocable rights ("Put Options") to require SMC or its nominees to purchase from AMB all or any part of the remaining 49% equity interest in LSM and SAM held by AMB at a price calculated based on the latest audited NTA of the respective companies at the time of the exercise of the Put Options. AMB is entitled to exercise the Put Options at any time after 3 years commencing from the date the Joint-Venture Agreements becoming unconditional.

3. DETAILS OF THE PROPOSED DISPOSALS

3.1 Terms and Conditions

Pursuant to the Share Sale Agreements, AMB shall dispose of:

i) the LSM Sale Shares to SMC for a cash consideration of RM1,227,789; and

ii) the SAM Sale Shares to SMC for a cash consideration of RM26,682,706.

SMC shall pay the aforesaid considerations in the following manner:

		Proposed Disposal of LSM	Proposed Disposal of SAM
i)	Upon execution of the Share Sale Agreements	Cash sum of RM122,779 (being 10% of the consideration) as partial payment, which was paid to a stakeholder, Azam-Malek & Soh, a legal firm appointed by AMB and SMC.	Cash sum of RM2,668,271 (being 10% of the consideration) as partial payment, which was paid to a stakeholder, Azam-Malek & Soh, a legal firm appointed by AMB and SMC.
ii)	Upon completion of the Share Sale Agreements	Cash sum of RM1,105,010 (being the balance consideration).	Cash sum of RM24,014,435 (being the balance consideration).

It is a further term of the Proposed Disposals that AMB and SMC shall within 3 months from the Completion Date of the Proposed Disposals (or such other period of time as may be mutually agreed by the parties in writing), procure the repayment of the net inter-company balances between the AMB Group, Related Companies, LSM and the SAM Group.

For illustrative purposes only, there is a net inter-company balance payable by the SAM Group to the AMB Group (excluding LSM and the SAM Group) amounting to approximately RM25.3 million as at 31 December 2001. Set out below is the breakdown of the aforesaid net inter-company balance prior to the assignment to the AMB Group of the SAM Group's rights to receive RM25.96 million from the Related Companies:

	AMB Group[1] RM'000	Related Companies RM'000	Total RM'000
Amounts payable by the SAM Group to	51,315 [2]	-	51,315
Amounts due to the SAM Group by	(53)	(25,964) [2]	(26,017)
Net inter-company balance	51,262	(25,964)	25,298

Notes:

1. *Excludes LSM and the SAM Group.*

2. *The SAM Group's rights to receive the amounts from the Related Companies were assigned to the AMB Group on 30 June 2001 in settlement of an equivalent amount of payables by the SAM Group to the AMB Group.*

The LSM Sale Shares and SAM Sale Shares shall be sold to SMC on the following basis:

i) free from any and all pledges, liens, charges, mortgages and encumbrances;

ii) with all rights, benefits and advantages attaching thereto; and

iii) that the warranties as contained in the Share Sale Agreements are true and accurate in all respects.

Barring unforeseen circumstances, the Proposed Disposals are expected to be completed by 31 May 2002.

3.2 Basis of disposal considerations

3.2.1 Proposed Disposal of LSM

The disposal consideration of RM1,227,789 for the Proposed Disposal of LSM was negotiated and agreed by your Directors on a willing buyer-willing seller basis and represents approximately 51% of the adjusted audited NTA of LSM as at 30 June 2000 of RM2.41 million, which was derived as follows:

	RM'000
Audited NTA of LSM as at 30 June 2000	15,106
Adjusted for:	
(i) Declaration of preference shares dividends *	(12,600)
(ii) Redemption of all preference shares in LSM *	(100)
(iii) Issuance of new LSM Shares for the redemption of LSM's preference shares as described in item (ii) above *	1
Adjusted proforma NTA of LSM as at 30 June 2000	2,407

Note:

* *These transactions were effected by LSM subsequent to its financial year ended 30 June 2000. For the purpose of calculating the adjusted proforma NTA of LSM, it was assumed that these transactions had been effected as at 30 June 2000.*

3.2.2 Proposed Disposal of SAM

The disposal consideration of RM26,682,706 for the Proposed Disposal of SAM was negotiated and agreed by your Directors on a willing buyer-willing seller basis and represents 51% of the adjusted audited NTA of the SAM Group as at 30 June 2000 of RM52.32 million, which was derived as follows:

	RM'000	RM'000
Audited NTA of SAM as at 30 June 2000		29,416
Adjusted for:		
(i) Dividends received from preference shares held in LSM net of tax effects *	13,151	
(ii) Declaration of preference shares dividends *	(13,680)	
(iii) Redemption of all preference shares in SAM *	(1)	
(iv) Issuance of new SAM Shares to AMB *	13,229	12,699
Adjusted proforma NTA of SAM as at 30 June 2000		42,115
Add: SAM's share of post acquisition reserves of OMSB and HSMM		8,128
		50,243
Add: Estimated revaluation surplus of the land and buildings held by the SAM Group		2,075
Adjusted proforma NTA of the SAM Group as at 30 June 2000		52,318

Note:

* *These transactions were effected by SAM subsequent to its financial year ended 30 June 2000. For the purpose of calculating the adjusted proforma NTA of SAM, it was assumed that these transactions had been effected as at 30 June 2000.*

4. INFORMATION ON LSM, THE SAM GROUP AND SMC

4.1 Information on LSM

LSM was incorporated in Malaysia on 17 May 1985. The present authorised share capital of LSM is RM4,000,000 comprising 4,000,000 LSM Shares, of which RM3,001,000 comprising 3,001,000 LSM Shares have been issued and fully paid-up. LSM has been a wholly-owned subsidiary of AMB since 1991.

LSM is principally engaged in the sale and distribution of "Suzuki" motorcycles in Malaysia. At present, LSM has an established network of 270 multi-brand dealers throughout Malaysia. LSM does not have any subsidiary or associated company.

For information purposes only, the cost of investment of AMB's 100% equity interest in LSM as recorded in the audited financial statements of AMB as at 30 June 2001 was RM6.0 million.

LSM recorded an audited PAT of RM0.9 million for the financial year ended 30 June 2001, whilst LSM's audited NTA as at 30 June 2001 was RM3.3 million.

Please refer to Appendix I of this Circular for further information on LSM.

4.2 Information on the SAM Group

SAM was incorporated in Malaysia on 13 July 1971. The present authorised share capital of SAM is RM50,000,000 comprising 50,000,000 SAM Shares, of which RM26,261,368 comprising 26,261,368 SAM Shares have been issued and fully paid-up. SAM has been a wholly-owned subsidiary of AMB since 1991.

SAM is principally engaged in the assembly of "Suzuki" motorcycles, which are predominantly sold to LSM for distribution in Malaysia. SAM has an assembly plant in Seberang Prai, Penang with a total built-up area of 342,311 square feet.

SAM has a wholly-owned subsidiary, OMSB, which is principally engaged in the manufacture of motorcycle parts and accessories. SAM is also involved in the manufacture and assembly of "Suzuki" motorcycle engines, through its associated company, HSMM. The motorcycle parts, accessories and motorcycle engines produced by OMSB and HSMM are predominantly sold to SAM for its assembly of the "Suzuki" motorcycles.

For information purposes only, the cost of investment of AMB's 100% equity interest in SAM as recorded in the audited financial statements of AMB as at 30 June 2001 was RM39.4 million.

SAM recorded an audited consolidated PAT of RM2.1 million for the financial year ended 30 June 2001, whilst SAM's audited consolidated NTA as at 30 June 2001 was RM38.9 million.

Please refer to Appendix II of this Circular for further information on SAM.

4.3 Information on SMC

SMC was founded in Japan in 1909 under the name of Suzuki Loom Works. SMC was incorporated in 1920 with the name of Suzuki Loom Manufacturing Co. SMC subsequently assumed its present name in 1990. SMC was officially listed on the Tokyo, Osaka and Nagoya Stock Exchanges in 1949 and on the Fukuoka Stock Exchange in 1954.

Based on the register of shareholders of SMC as at 30 September 2001, SMC has an issued and paid-up share capital of 119,654,000,000 Yen comprising 540,814,353 ordinary shares of 50 Yen each.

SMC has 126 subsidiaries and 21 affiliated companies which are located throughout the world. SMC and its subsidiary and affiliated companies are principally involved in the manufacturing, assembly and marketing of motorcycles, motor vehicles, general purpose engines and marine outboard motors.

Please refer to Appendix III of this Circular for further information on SMC.

5. RATIONALE FOR THE PROPOSALS AND UTILISATION OF PROCEEDS

The severe competition faced by LSM in the Malaysian motorcycle industry has caused LSM's market share to decline gradually over the last few years. The market share* for "Suzuki" motorcycles in year 2001 was approximately 7.7%, as compared to 15.1% in 1998. As such, the earnings of LSM and the SAM Group have been severely affected in the recent years.

Presently, the SAM Group assembles "Suzuki" motorcycles which are predominantly sold to LSM for distribution in Malaysia. With SMC having a significant interest in SAM and LSM pursuant to the Proposals, your Directors expect the SAM Group to be designated as one of the regional production bases for "Suzuki" motorcycles for the ASEAN market. As one of the regional production bases for "Suzuki" motorcycles for the ASEAN market, your Directors believe that SAM Group's production capacity would be better utilised. Accordingly, your Directors are of the view that the Proposals would have a positive impact on the future earnings of the SAM Group and LSM.

In addition, your Directors are of the view that SMC's agreement to take-up a significant interest in SAM and LSM signifies SMC's strong commitment to support the management and business operations of LSM and the SAM Group. Your Directors consider SMC's strong commitment and support to be vital in view of the prospective opening of the motorcycle markets in the South East Asia region pursuant to the Asean Free Trade Area Agreement.

As at 31 December 2001, the AMB Group has a total outstanding borrowings of RM1,099.12 million. The Proposed Disposals and the cash receivable pursuant to the settlement of the inter-company balance between the SAM Group and the AMB Group (excluding LSM and the SAM Group) would raise cash for the AMB Group to repay bank borrowings and reduce the AMB Group's current debt burden.

For illustrative purpose, based on the inter-company balances as at 31 December 2001, the Proposed Disposals would result in an estimated upfront cash inflow to the AMB Group of approximately RM53.21 million as set out below:

	Proposed Disposal of SAM RM'000	Proposed Disposal of LSM RM'000	Total RM'000
Cash consideration	26,683	1,228	27,911
Repayment of net inter-company balance owing by the SAM Group to the AMB Group (exclude LSM and the SAM Group)	25,298	-	25,298
	51,981	1,228	53,209

Further, subject to the recoverability of the amount receivable from the Related Companies, an additional source of funds of approximately RM25.96 million will accrue to AMB and would be utilised for the repayment of the AMB Group's bank borrowings.

Note:

* *The market share of LSM was estimated by dividing the actual number of motorcycles sold by LSM by the total number of new motorcycle registrations recorded by Jabatan Pengangkutan Jalan of Malaysia.*

6. RISK FACTORS RELATING TO THE PROPOSALS

There are currently no restriction on the repatriation of funds by a corporation in Japan to Malaysia.

Barring unforeseen circumstances, your Directors expect the completion of the Proposals to take place by 31 May 2002 following the satisfaction of all conditions precedent in the relevant agreements. The non-completion of the Proposals would not expose the AMB Group to additional categories of business risks which are not already faced by the AMB Group as both LSM and SAM are already 100% owned subsidiaries of AMB prior to the Proposed Disposals.

7. EFFECTS OF THE PROPOSALS

7.1 On Share Capital and Major Shareholders

The Proposals would not have any effect on the share capital and major shareholders of AMB as there is no issuance of new AMB Shares involved.

7.2 On Earnings

Barring unforeseen circumstances and based on the assumption that the Proposed Disposals are completed by 31 May 2002, your Directors forecast that the Proposed Disposal of SAM and Proposed Disposal of LSM would result in an estimated aggregate gain of approximately RM13.4 million to the AMB Group for the financial year ending 30 June 2002 (after taking into account, *inter alia*, the AMB Group's estimated share of post-acquisition reserves of LSM and the SAM Group up to 31 May 2002) as follows:

	Proposed Disposal of SAM	Proposed Disposal of LSM	Total
Estimated net gain arising from disposal (RM'000)	12,505	929	13,434
No. of AMB Shares in issue ('000)	147,451	147,451	147,451
Estimated net gain per AMB Share (sen)	8.5	0.6	9.1

In addition, it is estimated that the Proposed Disposals would result in interest savings to the AMB Group, arising from the utilisation of the proceeds from the Proposed Disposals to repay the Group's borrowings. As the Proposed Disposals are expected to be completed by 31 May 2002, the interest savings for the financial year ending 31 December 2002 are expected to be minimal. The full impact of the interest savings on the earnings of the AMB Group is expected to commence from the financial year ending 31 December 2003.

Based on the current average interest rate applicable to the AMB Group's borrowings of approximately 8% per annum, the estimated interest savings for the financial year ending 30 June 2003 (assuming that the net inter-company balance owing by the SAM Group to the AMB Group (excluding LSM and the SAM Group) would be repaid by 31 August 2002) are as follows:

	Proposed Disposal of SAM RM'000	Proposed Disposal of LSM RM'000	Total RM'000
Estimated gross proceeds from the Proposed Disposals #	51,981	1,228	53,209
Estimated gross interest savings	3,821	98	3,919

Note:

\# *Inclusive of the repayment of the net inter-company balance owing by the SAM Group to the AMB Group (exclude LSM and the SAM Group) but exclude the amount receivable from the Related Companies.*

Whilst the Proposed Joint-Ventures are not expected to have any immediate material effect on the earnings of the AMB Group, your Directors are confident that the Proposed Joint-Ventures shall have a positive impact on the future earnings of LSM and the SAM Group in the medium term, and result in better contribution to the future earnings of the AMB Group from AMB's investments in LSM and the SAM Group.

7.3 On NTA

For illustrative purposes only, based on the audited consolidated balance sheets of AMB as at 30 June 2001 and on the assumption that the Proposed Disposals are effected as at that date, your Directors expect the Proposed Disposal of SAM to increase the consolidated NTA per AMB Share by 4.6 sen, whilst the Proposed Disposal of LSM is expected to result in a decrease in the consolidated NTA per AMB Share by 1.1 sen (after taking into account, *inter alia*, the AMB Group's estimated share of post-acquisition reserves of LSM and the SAM Group up to 30 June 2001) as set out below:

	I Audited as at 30 June 2001 RM '000	II After I and Proposed Disposal of SAM RM '000	III After II and Proposed Disposal of LSM RM '000
Share capital	147,451	147,451	147,451
Share premium	72,810	72,810	72,810
Translation reserves and other reserves	116,222	115,770	113,546
Retained earnings	(288,554)	(281,618)	(280,947)
Shareholders' funds	47,929	54,413	52,860
Less:			
Deferred expenditure	(1,648)	(1,648)	(1,648)
Goodwill	(21,124)	(20,824)	(20,824)
NTA	25,157	31,941	30,388
NTA per Share (sen)	17.1	21.7	20.6

The detailed proforma consolidated balance sheets of AMB as at 30 June 2001 and the Auditors' letter thereon are set out in Appendix IV of this Circular.

The Proposed Joint-Ventures are not expected to have any immediate material effect on the consolidated NTA of AMB.

7.4 On Dividends

For the financial year ended 30 June 2001, AMB declared a gross dividend on ordinary shares of 0.1%. Barring any unforeseen circumstances, your Directors do not expect the Proposed Disposals to have any material impact on their dividend policy for the financial year ending 30 June 2002.

8. CONDITIONS TO THE PROPOSALS

8.1 The Proposed JV for SAM is conditional upon, *inter alia*, the following:

i) the completion of the Proposed Disposal of SAM; and

ii) SMC becoming the legal and beneficial owner of the SAM Sale Shares.

In the event that any of the above conditions precedent is not met within 6 months from the date the Share Sale Agreement was executed for the Proposed Disposal of SAM, or such other date as may be agreed between the parties ("Conditional Period for the Proposed JV for SAM"), the Joint-Venture Agreement in respect of the Proposed JV for SAM shall automatically become null and void and the parties shall be released from all obligations. AMB and SMC have vide a letter dated 29 March 2002, agreed to extend the Conditional Period for the Proposed JV for SAM to 31 May 2002.

8.2 The Proposed JV for LSM is conditional upon, *inter alia*, the following:

i) the completion of the Proposed Disposal of LSM; and

ii) SMC becoming the legal and beneficial owner of the LSM Sale Shares.

In the event that any of the above conditions precedent is not met within 6 months from the date the Share Sale Agreement was executed for the Proposed Disposal of LSM, or such other date as may be agreed between the parties ("Conditional Period for the Proposed JV for LSM"), the Joint-Venture Agreement in respect of the Proposed JV for LSM shall automatically become null and void and the parties shall be released from all obligations. AMB and SMC have vide a letter dated 29 March 2002, agreed to extend the Conditional Period for the Proposed JV for LSM to 31 May 2002.

8.3 The Proposed Disposals are conditional upon, *inter alia*, the receipt of approvals from the following:

i) the FIC for the Proposed Disposal of LSM. The FIC's approval was obtained on 24 November 2001 subject to LSM reducing its foreign equity participation to not more than 30% before 31 December 2002 and LSM increasing its Bumiputera equity participation to not less than 30% before 31 December 2002.

SMC had on 20 December 2001 submitted an appeal letter to the FIC, requesting the FIC to allow SMC to retain 51% equity interest in LSM and to have more time to comply with the 30% Bumiputera equity participation requirement. However, FIC has rejected SMC's appeal vide their letter dated 28 February 2002. SMC has nevertheless confirmed to AMB that SMC intends to proceed to complete the Proposed Disposal of LSM and SMC shall endeavour to comply with the conditions imposed by the FIC by 31 December 2002;

ii) the MITI for the Proposed Disposal of SAM. The MITI's approval was obtained on 31 January 2002 subject to, *inter alia*, SAM exporting 55% of its annual production commencing from the year 2006;

iii) the shareholders of AMB at the forthcoming EGM;

iv) any banks, financial institutions and/or lenders to AMB, LSM and the SAM Group, if necessary; and

v) any other relevant authorities.

The Proposed Disposal of LSM is conditional upon the Proposed Disposal of SAM, but the Proposed Disposal of SAM is not conditional upon the Proposed Disposal of LSM.

9. DIRECTORS' AND MAJOR SHAREHOLDERS' INTERESTS

None of the Directors of AMB, or major shareholders of AMB, and/or any persons connected with them (as defined by Section 122A of the Companies Act, 1965) have any interest, whether directly or indirectly, in the Proposals.

10. DIRECTORS' RECOMMENDATION

After due consideration of the terms of the Proposed Disposals, your Directors are of the opinion that the terms of the Proposed Disposals are fair and reasonable and that the Proposed Disposals are in the best interests of the Company and its shareholders. Accordingly, your Directors recommend that you vote in favour of the ordinary resolutions pertaining to the Proposed Disposals to be tabled at the forthcoming EGM.

11. EGM

The EGM for the shareholders of AMB, the notice of which is enclosed in this Circular, will be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on 9 May 2002 at 9.45 a.m., for the purpose of considering and, if thought fit, passing the ordinary resolutions to give effect to the Proposed Disposals.

If you are unable to attend and vote in person at the EGM, you should complete and deposit the enclosed Form of Proxy with AMB's Registered Office at Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, not less than forty-eight (48) hours before the time for holding the EGM. The lodging of the Form of Proxy will not preclude you from attending and voting in person at the EGM should you subsequently wish to do so.

12. FURTHER INFORMATION

Shareholders are requested to refer to the attached appendices for further information.

Yours faithfully
For and on behalf of the Board of Directors
ANGKASA MARKETING BERHAD

TAN SRI WILLIAM H.J. CHENG
Chairman

1. **History and Business**

LSM was incorporated in Malaysia on 17 May 1985. LSM has been a wholly-owned subsidiary of AMB since 1991. LSM does not have any subsidiary or associated company.

LSM is principally engaged in the sale and distribution of "Suzuki" motorcycles in Malaysia. The range of motorcycles marketed by LSM under the "Suzuki" brand name covers both 2-stroke and 4-stroke engine types, ranging from 100 c.c. to 150 c.c. It includes underbone, sports and scooter models. The model line-up is as follows:

2-Stroke Engine	4-Stroke Engine
• Underbone ➢ RU110 ➢ RGV120 • Scooter ➢ V100	• Underbone ➢ FX110 ➢ FX125 • Sports ➢ FXR150 • Scooter ➢ VS125

At present, LSM has an established network of 270 multi-brand dealers throughout Malaysia, of which the top 20 dealers of LSM account for 38.3% of the total turnover of LSM for the financial year ended 30 June 2001. LSM does not export any of its motorcycles.

A summary of LSM's sales volume, breakdown by model, for the last two (2) financial years ended 30 June 2001 are set out below:

Model	Sales Volume 2000 (units)	2001 (units)	Increase/ (Decrease) (%)
RU110	2,286	1,640	(28)
RGV120	3,663	2,795	(24)
V100	3,289	2,811	(15)
FX110	3,556	2,734	(23)
FXR150	482	427	(11)
VS125	1,991	3,747	88

2. **Share Capital**

As at 31 March 2002, LSM has an authorised share capital of RM4,000,000 comprising 4,000,000 LSM Shares, of which RM3,001,000 comprising 3,001,000 LSM Shares have been issued and fully paid-up.

The details of the changes in LSM's issued and paid-up share capital since its incorporation are as follows:

Date of allotment	No. of shares issued	Par value RM	Consideration	Total issued and paid-up capital RM
Ordinary Shares				
17.5.1985	2	1.00	Cash	2.00
4.11.1985	2,999,998	1.00	Cash	3,000,000
28.6.2001	1,000	1.00	Cash	3,001,000
Preference Shares				
30.6.1997	100,000	0.01	Cash	1,000
28.6.2001	(100,000)	0.01	Redemption	-

3. **Major Shareholders' Shareholdings**

As at 31 March 2002, LSM is wholly-owned by AMB.

4. **Directors' Shareholdings**

The Directors of LSM and their respective shareholdings in LSM as at 31 March 2002 are as follows:

Name	<------Shareholdings------>				Position	Nationality
	Direct	%	Indirect	%		
Tan Sri William H.J. Cheng	-	-	3,001,000#	100	Director	Malaysian
Pee Kang Seng @ Lim Kang Seng	-	-	-	-	Director	Malaysian
Phang Wai Yeen	-	-	-	-	Director	Malaysian

Note:

\# *Deemed interested by virtue of Section 6A of the Companies Act, 1965 held via AMB.*

5. **Subsidiary and Associated Companies**

As at 31 March 2002, LSM does not have any subsidiary or associated company.

6. **Profit and Dividend Record**

A summary of the audited results of LSM for the 5 financial years ended 30 June 2001 and the unaudited results for the 6 months financial period ended 31 December 2001 are as set out below:

	<------Audited------>					Unaudited 6-mths period ended
	<------Financial years ended 30 June------>					
	1997 RM'000	1998 RM'000	1999 RM'000	2000 RM'000	2001 RM'000	31 Dec 2001 RM'000
Turnover	386,562	233,368	161,695	116,546	112,691	48,984
PBT/(LBT)	20,871	6,547	10,326	1,239	1,123	(742)
Taxation	(5,749)	(1,750)	-	(320)	(216)	-
PAT/(LAT)	15,122	4,797	10,326	919	907	(742)
No. of Shares in issue ('000):						
Ordinary shares	3,000	3,000	3,000	3,000	3,001	3,001
Preference shares	100	100	100	100	-	-
Net EPS/(LPS) (sen)	504	160	344	31	30	(25)
Gross dividend rate:						
Ordinary shares (%)	400%	140%	100%	-	-	-
Preference shares (RM per share)	90	110	110	150	175	-

Notes:

1. *There were no exceptional items in the financial years/period under review.*

2. *There were no extraordinary items in the financial years/period under review.*

3. *The net EPS/LPS are calculated by dividing the PAT/LAT by the weighted average number of ordinary shares in issue of 3,000,000 (for the 5 financial years ended 30 June 2001) and 3,000,001 (for the 6 months financial period ended 31 December 2001).*

Commentary on past performances

Financial Year Ended 30 June 1997

For the financial year ended 30 June 1997, LSM recorded a turnover of RM386.6 million (1996: RM412.5 million) and a PBT of RM20.9 million (1996: RM20.3 million). Despite the marginal decrease recorded in the turnover, LSM recorded a higher PBT following the reduction in cost due to a tighter cost control.

Financial Year Ended 30 June 1998

The market demand for motorcycles had deteriorated significantly during the financial year ended 30 June 1998, following the adverse economic developments in Malaysia and other Asian countries, which arose in the second half of 1997. Coupled with the restrictions imposed on hire purchase financing and high interest cost, the demand for motorcycles was weak. As a result, LSM recorded a decrease in turnover by RM153.2 million or 39.6% and a decrease in PBT by RM14.3 million or 68.6%.

Financial Year Ended 30 June 1999

The persistently weak market demand for motorcycles and difficulty faced by the potential buyers in procuring financing had led to a further decrease in turnover of LSM by RM71.7 million or 30.7%. However, LSM managed to record a higher PBT of RM10.3 million, represented an increase of 57.7% as compared to the previous financial year, after accounting for the write back of provision for certain doubtful debts and the cut back in advertisement and promotion expenses.

Financial Year Ended 30 June 2000

Following the introduction of the "Modenas" brand of motorcycles, the first locally manufactured motorcycles in the market, there was a notable increase in the level of market competition for the local motorcycle industry. The market share of LSM was directly affected and as a result of which the turnover of LSM decreased by RM45.1 million or 27.9% during the year. The PBT of LSM had also reduced correspondingly by RM9.1 million or 88.0% to RM1.2 million.

Financial Year Ended 30 June 2001

The motorcycle industry remained competitive over the year, the sales turnover of LSM reduced marginally by RM3.9 million or 3.3%, as compared to the previous financial year. Correspondingly, LSM reported a decline in its PBT by RM0.12 million or 9.4%.

Unaudited 6 months Financial Period Ended 31 December 2001

For the unaudited 6 months financial period ended 31 December 2001, LSM reported a 13.1% decrease in its turnover to RM49.0 million as compared to the 6 months pro-rated turnover for the financial year ended 30 June 2001 of RM56.3 million. LSM recorded a higher cost of sales during the period, as a result of which LSM registered a LBT of RM0.7 million, as compared against a 6 months pro-rated PBT of RM0.6 million achieved in the preceding financial year.

7. **Audited Financial Statements**

An extract of the audited financial statements of LSM for the financial year ended 30 June 2001 together with the Auditors' report are set out overleaf. There is no audit qualification in respect of the financial statements.

ONG BOON BAH & CO

PUBLIC ACCOUNTANTS

Company No. 139929 A

REPORT OF THE AUDITORS TO THE MEMBERS OF LION SUZUKI MARKETING SDN BHD

We have audited the financial statements set out on pages 15 to 28. The preparation of these financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with approved standards on auditing in Malaysia. Those standards require that we plan and perform the audit to obtain all the information and explanations, which we considered necessary, to provide us with sufficient evidence to give reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence relevant to the amounts and disclosures in the financial statements. An audit includes an assessment of the accounting principles used and significant estimates made by the directors as well as evaluating the adequacy of the presentation of information in the financial statements. We believe our audit provides a reasonable basis for our opinion.

In our opinion :

(a) the financial statements which have been prepared under the historical cost convention are properly drawn up in accordance with the provisions of the Companies Act, 1965 and applicable approved accounting standards in Malaysia so as to give a true and fair view of :-

  (i) the matters required by Section 169 of the Companies Act, 1965 to be dealt with in the financial statements of the Company; and

  (ii) the state of affairs of the Company as at 30 June 2001 and of the results and cash flows of the Company for the financial year ended on that date;

and

(b) the accounting and other records and the registers required by the Companies Act, 1965 to be kept by the Company have been properly kept in accordance with the provisions of the said Act.

ONG BOON BAH & CO
AF:0320
Public Accountants

WONG SOO THIAM
1315/11/02(J)
Partner of the Firm

Kuala Lumpur

10 OCT 2001

B-10-1, MEGAN PHILEO PROMENADE, 189, JALAN TUN RAZAK, 50400 KUALA LUMPUR
P.O. BOX 11077, 50734 KUALA LUMPUR
TEL: 03-21630292 FAX: 03-21630316

Company No. 139929 A

LION SUZUKI MARKETING SDN BHD
(Incorporated in Malaysia)

BALANCE SHEET
AS AT 30 JUNE 2001

	Note	2001 RM	2000 RM
PROPERTY, PLANT AND EQUIPMENT	2	1,594,155	1,910,988
INVESTMENTS	3	97,400	97,400
CURRENT ASSETS			
Stocks	4	4,287,034	4,811,739
Trade debtors	5	33,989,459	27,817,120
Other debtors, deposits and prepayments		437,602	562,107
Amount due from ultimate holding company		-	24,770,268
Amount due from related companies		153,000	64,499
Cash and bank balances		928,779	729,065
		39,795,874	58,754,798
CURRENT LIABILITIES			
Trade creditors		671,726	590,143
Other creditors and accruals		1,880,301	1,813,878
Amount due to holding company		-	344,059
Amount due to related companies		31,987,110	37,219,659
Taxation		3,634,158	5,689,018
		38,173,295	45,656,757
NET CURRENT ASSETS		1,622,579	13,098,041
		3,314,134	15,106,429
Financed by:			
SHARE CAPITAL	6	3,001,000	3,001,000
SHARE PREMIUM	7	-	99,000
ACCUMULATED PROFIT		313,134	12,006,429
		3,314,134	15,106,429

The accompanying notes form an integral part of the financial statements.

LION SUZUKI MARKETING SDN BHD
(Incorporated in Malaysia)

INCOME STATEMENT
FOR THE FINANCIAL YEAR ENDED 30 JUNE 2001

	Note	2001 RM	2000 RM
Revenue	8	112,691,102	116,546,331
Other operating income		810,150	1,105,004
Changes in inventories of finished goods and work-in-progress		(501,684)	679,627
Purchases of finished goods		(101,323,608)	(102,680,565)
Staff costs		(2,939,514)	(2,793,315)
Depreciation and amortisation expenses		(346,694)	(385,164)
Other operating expenses		(6,467,831)	(10,304,250)
Profit from operations		1,921,921	2,167,668
Finance costs	9	(799,216)	(928,871)
Profit before taxation	10	1,122,705	1,238,797
Taxation	11	(216,000)	(320,000)
Profit after taxation		906,705	918,797

The accompanying notes form an integral part of the financial statements.

LION SUZUKI MARKETING SDN BHD
(Incorporated in Malaysia)

STATEMENT OF CHANGES IN EQUITY
FOR THE FINANCIAL YEAR ENDED 30 JUNE 2001

	Note	Share capital RM	Share premium RM	Accumulated profit RM	Total RM
Balance at 30th June 1999		3,001,000	99,000	21,887,632	24,987,632
Net profit for the financial year				918,797	918,797
Dividend	12			(10,800,000)	(10,800,000)
Balance at 30th June 2000		3,001,000	99,000	12,006,429	15,106,429
Net profit for the financial year				906,705	906,705
Dividend	12			(12,600,000)	(12,600,000)
Redemption of 100,000 preference shares of RM0.01each at a premium of RM0.99 per preference share		-	(99,000)		(99,000)
Balance at 30th June 2001		3,001,000	-	313,134	3,314,134

The accompanying notes form an integral part of the financial statements.

Company No. 139929 A

LION SUZUKI MARKETING SDN BHD
(Incorporated in Malaysia)

CASH FLOW STATEMENT
FOR THE FINANCIAL YEAR ENDED 30 JUNE 2001

	Note	2001 RM	2000 RM
CASH FLOWS FROM OPERATING ACTIVITIES			
Profit before taxation		1,122,705	1,238,797
Adjustments for:			
Depreciation		346,694	385,164
Profit on disposal of property, plant and equipment		(24,060)	(63,655)
Provision for doubtful debts		281,938	292,543
Stock written off		38,353	16,543
Property, plant and equipment written off		-	17,697
Interest income		(723,792)	(925,743)
Interest expenses		766,495	898,228
Operating profit before working capital changes		1,808,333	1,859,574
Decrease/(increase) in stocks		486,352	(695,379)
(Increase)/decrease in trade and other receivables		(6,329,772)	4,031,378
Decrease/(increase) in amount due from ultimate holding company		25,483,359	(167,771)
Decrease in amount due from holding company		-	15,724
Increase in amount due from related companies		(88,501)	(48,423)
Increase in trade and other payables		148,006	1,331,068
(Decrease)/increase in amount due to holding company		(377,277)	1,353,236
(Decrease)/increase in amount due to related companies		(5,945,640)	2,352,768
Cash generated from operations		15,184,860	10,032,175
Interest paid		(20,186)	(16,377)
Tax paid		(2,270,860)	(385,477)
Interest received		10,701	35,919
Net cash inflow from operating activities		12,904,515	9,666,240
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of property, plant and equipment		(46,439)	(326,014)
Proceeds from disposal of property, plant and equipment		40,638	100,167
Net cash outflow from investing activities		(5,801)	(225,847)
CASH FLOWS FROM FINANCING ACTIVITIES			
Share premium paid in redemption of preference shares		(99,000)	-
Dividends paid		(12,600,000)	(10,800,000)
Net cash outflow from financing activities		(12,699,000)	(10,800,000)
Net increase/(decrease) in cash and cash equivalents		199,714	(1,359,607)
Cash and cash equivalents brought forward		729,065	2,088,672
Cash and cash equivalents carried forward	13	928,779	729,065

The accompanying notes form an integral part of the financial statements.

1. SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of accounting

The financial statements have been prepared under the historical cost convention and comply with applicable approved accounting standards in Malaysia and the provisions of the Companies Act, 1965.

(b) Property, plant and equipment and depreciation

Property, plant and equipment are stated at cost less accumulated depreciation except for freehold land which is stated at cost.

Freehold land is not amortised. Depreciation of other fixed assets is provided on the straight line basis to write off the cost of each asset over its estimated useful life.

The principal annual depreciation rates used are:

Building	2%
Workshop equipment and renovation	20%
Motor vehicles	20%
Furniture, fittings and office equipment	10%-20%

(c) Investments

Investments are stated at cost and provision is made where, in the opinion of the directors, there is a permanent diminution in value.

On disposal of an investment, the difference between the net disposal proceeds and the carrying amount is charged or credited to the income statement.

(d) Stocks

Stocks are valued at the lower of cost and net realisable value after adequate provision has been made for all deteriorated, damaged, obsolete or slow-moving items. Cost comprise original costs of purchase and the cost of bringing the stock to their present location and condition and is determined on a weighted average basis or by specific identification.

(e) Provision for bad and doubtful debts

Specific provisions are made for doubtful debts which have been individually reviewed and identified as bad or doubtful. In addition, general provisions are made to cover possible losses which are not specifically identified.

(f) Deferred taxation

Provision is made, on the liability method, for taxation deferred by capital allowances and other timing differences, except where the tax effects of such timing differences are not expected to reverse in the foreseeable future. Deferred tax benefits are only regconised when there is a reasonable expectation of realisation in the near future.

1. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(g) Foreign currencies

Transactions in foreign currencies are converted into Ringgit Malaysia at the rates of exchange ruling at the transaction dates. Assets and liabilities in foreign currency at the year end are translated at the rates ruling at that date. All exchange differences arising therefrom are included in the income statement.

The principal closing rate used in translation of foreign currency amount is as follow:

Foreign currency	30.6.2001 RM	30.6.2000 RM
1 USD	3.800	3.800

(h) Revenue recognition

Revenue from sale of goods or services is recognised when the goods are delivered or performance of services.

(i) Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and in hand, bank overdrafts, demand deposits and other short term and highly liquid investments which are readily convertible to cash with insignificant risk of changes in value.

2. PROPERTY, PLANT AND EQUIPMENT

	Freehold land and building RM	Workshop equipment and renovation RM	Motor vehicles RM	Furniture, fittings and office equipment RM	Total RM
NET BOOK VALUE					
At 1 July 2000	860,102	208,829	260,214	581,843	1,910,988
Additions	-	-	31,083	15,356	46,439
Disposals	-	-	(7,218)	(9,360)	(16,578)
Depreciation charge	(17,313)	(52,773)	(122,357)	(154,251)	(346,694)
NET BOOK VALUE					
At 30 June 2001	842,789	156,056	161,722	433,588	1,594,155
At 1 July 2000					
Cost	981,672	621,471	1,294,908	1,522,758	4,420,809
Accumulated depreciation	(121,570)	(412,642)	(1,034,694)	(940,915)	(2,509,821)
Net book value	860,102	208,829	260,214	581,843	1,910,988
At 30 June 2001					
Cost	981,672	621,471	1,248,474	1,521,856	4,373,473
Accumulated depreciation	(138,883)	(465,415)	(1,086,752)	(1,088,268)	(2,779,318)
Net book value	842,789	156,056	161,722	433,588	1,594,155

3. INVESTMENTS

	2001 RM	2000 RM
At cost:		
Shares quoted in Malaysia	7,400	7,400
Unquoted shares	90,000	90,000
	97,400	97,400
Market value of quoted shares	2,680	2,518

4. STOCKS

	2001 RM	2000 RM
Motorcycles	481,037	884,331
Spare parts	3,992,310	4,072,634
Genuine accessories	41,397	59,463
Goods in transit	51,434	74,455
	4,566,178	5,090,883
Provision for stock obsolescence	(279,144)	(279,144)
	4,287,034	4,811,739

5. TRADE DEBTORS

	2001 RM	2000 RM
Trade debtors	37,234,996	30,780,719
Provision for doubtful debts	(3,245,537)	(2,963,599)
	33,989,459	27,817,120

6. SHARE CAPITAL

	2001 RM	2000 RM
Authorised:		
Ordinary shares of RM1.00 each		
At beginning of the financial year	3,999,000	3,999,000
Reclassified from preference shares	1,000	-
	4,000,000	3,999,000
Preference shares of RM0.01 each		
At beginning of the financial year	1,000	1,000
Reclassified to ordinary shares	(1,000)	-
	-	1,000
Total	4,000,000	4,000,000
Issued and fully paid:		
Ordinary shares of RM1.00 each		
At beginning of the financial year	3,000,000	3,000,000
Issued during the financial year	1,000	-
	3,001,000	3,000,000
Preference shares of RM0.01 each		
At beginning of the financial year	1,000	1,000
Redeemed during the financial year	(1,000)	-
	-	1,000
At end of the financial year	3,001,000	3,001,000

7. SHARE PREMIUM

	2001 RM	2000 RM
Balance at beginning of financial year	99,000	99,000
Share premium paid to redeem preference shares	(99,000)	-
Balance at end of financial year	-	99,000

8. REVENUE

Revenue represents invoiced value of goods sold net of returns and allowances and services rendered net of allowances.

9. FINANCE COSTS

	2001 RM	2000 RM
Interest expenses on:		
holding company balance	33,218	11,481
related company balances	713,091	870,370
others	20,186	16,377
Bank charges	32,721	30,643
	799,216	928,871

10. PROFIT BEFORE TAXATION

Profit before taxation is arrived at:

	2001 RM	2000 RM
(a) After charging:		
Auditors' remuneration	12,500	15,000
Depreciation	346,694	385,164
Property, plant and equipment written off	-	17,697
Directors' fees:		
current year provision	9,000	9,000
overprovision in prior years	(3,000)	-
Rental of premises paid to related companies	1,178,937	1,183,354
Rental of premises paid to others	62,400	102,689
Provision for doubtful debts	281,938	292,543
Stock written off	38,353	16,543
(b) And crediting:		
Interest income from:		
ultimate holding company	713,091	870,360
holding company	-	15,724
related companies	-	3,740
others	10,701	35,919
Gain on disposal of property, plant and equipment	24,060	63,655
Rental income from related companies	4,800	4,800
Gain on foreign exchange	-	35,197

11. TAXATION

	2001 RM	2000 RM
Current year provision	216,000	320,000

The effective tax rate of the Company is lower than statutory tax rate mainly due to the utilisation of unabsorbed tax losses and capital allowances brought forward from prior years.

The Company has sufficient tax credit under Section 108 of the Income Tax Act, 1967 to frank the payment of dividends out of its entire retained profits as at 30 June 2001.

The Company has estimated tax exempt account amounting to RM5,380,000 (2000: RM5,380,000) available for the distribution of tax exempt dividend.

These amounts are subject to agreement with the tax authorities.

12. DIVIDEND

	2001 RM	2000 RM
Interim dividend of RM175 per preference share less 28% tax (2000: RM150 per preference share less 28% tax	12,600,000	10,800,000

13. NOTE TO CASH FLOW STATEMENT

Cash and cash equivalents

Cash and cash equivalents included in the cash flow statement comprise the following balance sheet amount:

	2001 RM	2000 RM
Cash and bank balances	928,779	729,065
Total cash and cash equivalents	928,779	729,065

14. COMMITMENTS

	2001 RM	2000 RM
Non-cancellable agreements to lease office premises		
30 June 2001	-	1,436,880
30 June 2002	1,436,880	1,436,880
30 June 2003	1,436,880	1,436,880
	2,873,760	4,310,640

15. RELATED PARTY TRANSACTIONS

Significant inter-company transactions:

	2001 RM	2000 RM
a) Sales of goods		
Sales to related companies	292,254	27,242
b) Purchase of goods		
Related company, Suzuki Assemblers (Malaysia) Sdn Bhd	84,319,278	84,033,789
Related companies	291,866	23,010
	84,611,144	84,056,799

15. RELATED PARTY TRANSACTIONS (cont'd)

c) Other related party transactions

Rental of premises paid to:		
Related company, Lion Suzuki Motor Sdn Bhd	1,070,937	1,075,354
Related company, Posim Berhad	84,000	84,000
Related company, Silverstone Marketing Sdn Bhd	24,000	24,000
	1,178,937	1,183,354
Rental income from:		
Related company, Posim Berhad	2,400	2,400
Related company, Lion Suzuki Motor Sdn Bhd	2,400	2,400
	4,800	4,800
Interest income from:		
Ultimate holding company, Amsteel Corporation Berhad	713,091	870,360
Holding company, Angkasa Marketing Berhad	-	15,724
Related company, Innovasi Selaras Sdn Bhd	-	3,740

Related companies represent fellow subsidiary companies of the ultimate holding company, Amsteel Corporation Berhad.

Purchases from other related companies are aggregated because these transactions are similar in nature and no single transaction is significant enough to warrant separate disclosure.

Sales to other related companies are aggregated because these transactions are similar in nature and no single transaction is significant enough to warrant separate disclosure.

The directors of the Company are of the opinion that the above transactions have been entered into in the normal course of business and have been established under terms that are no more favourable to the related party than those arranged with independant third parties.

The amount due from related companies which arose mainly from inter-company advances and payments made on behalf are unsecured, interest free and has no fixed repayment terms.

The amount due from ultimate holding company which arose mainly from inter-company advances and payments made on behalf is unsecured, interest bearing and has no fixed repayment terms.

The amount due to holding company which arose mainly from inter-company advances and payments made on behalf is unsecured, interest bearing and has no fixed repayment terms.

The amounts due to related companies which arose mainly from trade transactions, inter-company advances and payments made on behalf are unsecured, interest bearing and have no fixed repayment terms.

16. CORPORATE INFORMATION

a. Registered office and principal place of business

The registered office of the Company is located at Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur and its principal place of business is located at Wisma Lion Suzuki, 72 Persiaran Jubli Perak, 40000 Shah Alam, Selangor Darul Ehsan.

b. Number of employees

	2001	2000
Total number of employees as at the end of the financial year	99	103

c. Holding and ultimate holding companies

The Company is a wholly-owned subsidiary of Angkasa Marketing Berhad, a quoted company incorporated in Malaysia. The directors regard Amsteel Corporation Berhad, a quoted company incorporated in Malaysia, as its ultimate holding company.

17. COMPARATIVE FIGURES

Certain comparative figures have been reclassified where necessary to conform with the current financial year's presentation.

1. **History and Business**

SAM was incorporated in Malaysia on 13 July 1971. SAM has been a wholly-owned subsidiary of AMB since 1991.

SAM is principally engaged in the assembly of "Suzuki" motorcycles, which are predominantly sold to LSM for distribution in Malaysia. Its wholly-owned subsidiary, OMSB, is principally engaged in the manufacturing of motorcycle parts and accessories. SAM is also involved in the manufacturing and assembly of "Suzuki" motorcycle engines, through its associated company, HSMM. The motorcycle parts, accessories and motorcycle engines produced by OMSB and HSMM are predominantly sold to SAM for its assembly of the "Suzuki" motorcycles.

Principal Products

The range of Complete Built-up Units for motorcycles which are assembled by SAM are as follows:

Model	Capacity	Product Type	Engine Type
RU110	110 cc	Underbone	2 stroke
RU120	120 cc	Underbone	2 stroke
AG100	100 cc	Scooter	2 stroke
AN125	125 cc	Scooter	4 stroke
FU125	125 cc	Sport model	4 stroke
FX150	150 cc	Sport model	4 stroke
FX110	110 cc	Underbone	4 stroke

All the motorcycle engines used in the assembly of the above models (except for the 4-stroke engine of the "AN125" model) are manufactured by HSMM, whilst the major motorcycle parts and accessories such as the seats, press parts for frame body, fuel tanks and the muffler are produced by OMSB.

Production Facilities

The motorcycle assembly plant of SAM is located in Seberang Prai, Penang with a total built-up area of 342,311 square feet. The assembly plant is erected on 5 parcels of leasehold land, with a remaining leasehold tenure ranging from approximately 32 years to 69 years.

With the production line running an eight-hour shift per day, the current production capacity for the assembly plant is approximately 60,000 units per annum and the current output level is at approximately 2,000 units per month.

The annual production capacity and output for the past 5 financial years ended 30 June 2001 are as follows:

Financial Years Ended 30 June	Annual Production Capacity (units)	Annual Output (units)
1997	60,000	78,939 *
1998	60,000	47,493
1999	60,000	41,249
2000	60,000	37,694
2001	60,000	27,664

Note:

* In 1997, a higher annual output was recorded by SAM following the increase of the number of production shift per day.

Sales Volume

For the financial year ended 30 June 2001, 67.2% of the "Suzuki" motorcycles assembled by SAM are sold to LSM for distribution in Malaysia, whilst the balance 32.8% of the motorcycles are being exported to countries such as Vietnam, Greece, Argentina and Mexico. A breakdown of SAM's sales volume by product for the last 2 financial years ended 30 June 2001 is set out as follows:

Model	Sales Volume 2000 (units)	Sales Volume 2001 (units)	Increase/ (Decrease) (%)
RU110L	617	413	(33)
RU110U/UA	2,249	1,621	(28)
RU120	8,585	4,198	(51)
AG100	3,349	2,868	(14)
AN125	2,108	3,775	79
FU125L/G	5,856	5,937	1
FX150	1,241	1,323	7
FX110MS	7,069	4,291	(39)
FX110KS	5,291	4,477	(15)

2. **Share Capital**

As at 31 March 2002, SAM has an authorised share capital of RM50,000,000 comprising 50,000,000 SAM Shares, of which RM26,261,368 comprising 26,261,368 SAM Shares have been issued and fully paid-up.

The details of the changes in SAM's issued and paid-up share capital since its incorporation are as follows:

Date of allotment	No. of shares issued	Par value RM	Consideration	Total issued and paid-up capital RM
Ordinary Shares				
27.05.1971	2	1.00	Subscribers' shares	2
01.02.1973	200,000	1.00	Cash	200,002
30.12.1974	160,000	1.00	Cash	360,002
16.12.1975	180,001	1.00	Otherwise than in cash	540,003
12.12.1979	540,003	1.00	Otherwise than in cash	1,080,006
15.08.1980	1,080,006	1.00	Otherwise than in cash	2,160,012
02.09.1986	4,356,000	1.00	Cash	6,516,012
31.05.1991	6,516,012	1.00	Cash	13,032,024
28.06.2001	13,229,344	1.00	Cash	26,261,368
Preference Shares				
21.06.1996	100,000	0.01	Cash	1,000
29.06.1996	(100,000)	0.01	Redemption	-
30.06.1997	1,000	0.01	Cash	10
28.06.2001	(1,000)	0.01	Redemption	-

3. **Major Shareholders' Shareholdings**

As at 31 March 2002, SAM is wholly-owned by AMB.

4. **Directors' Shareholdings**

The Directors of SAM and their respective shareholdings in SAM as at 31 March 2002 are as follows:

Name	<——Shareholdings——>				Position	Nationality
	Direct	%	Indirect	%		
Tan Sri William H.J. Cheng	-	-	26,261,368#	100	Director	Malaysian
Jen (B) Tan Sri Dato' Zain Hashim	-	-	-	-	Director	Malaysian
Phang Wai Yeen	-	-	-	-	Director	Malaysian

Note:

\# *Deemed interested by virtue of Section 6A of the Companies Act, 1965 held via AMB.*

5. **Subsidiary and Associated Companies**

The subsidiary and associated companies of SAM as at 31 March 2002 are as follows:

Name of Company	Date and place of incorporation	Equity interest %	Issued and paid-up capital RM	Principal activities
Subsidiary company				
OMSB	19.2.1974 Malaysia	100	3,000,000	Manufacture of motorcycle parts and accessories
Associated company				
HSMM	8.7.1983 Malaysia	24	12,000,008	Manufacture and assembly of "Suzuki" motorcycle engines

6. **Profit and Dividend Record**

A summary of the audited consolidated results of SAM for the 5 financial years ended 30 June 2001 and the unaudited results for the 6 months financial period ended 31 December 2001 are as set out below:

	<------Audited------>					Unaudited
	<---Financial years ended 30 June--->					6 mths period ended
	1997	1998	1999	2000	2001	31 Dec 2001
	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000
Turnover	340,376	218,687	176,635	162,947	143,117	51,507
PBT/(LBT)	35,975	1,233	(6,582)	(1,466)	6,909	(3,397)
Taxation	(8,001)	(102)	941	(622)	(4,817)	(244)
PAT/(LAT)	27,974	1,131	(5,641)	(2,088)	2,092	(3,641)
No. of shares in issue ('000):						
Ordinary shares	13,032	13,032	13,032	13,032	26,261	26,261
Preference shares	1	1	1	1	-	-
Net EPS/(LPS) (sen)	215	9	(43)	(16)	16	(14)
Gross dividend rate:						
Ordinary shares (%)	13%	34.5%	12%	-	-	-
Preference shares (RM per share)	500	500	500	-	19,000	-

Notes:

1. *There were no exceptional items in the financial years/period under review.*

2. *There were no extraordinary items in the financial years/period under review.*

3. *The net EPS/LPS are calculated by dividing the PAT/LAT by the weighted average number of ordinary shares in issue of 13,032,024 (for the 5 financial years ended 30 June 2001) and 26,261,368 (for the 6 months financial period ended 31 December 2001).*

Commentary on past performances

Financial Year Ended 30 June 1997

For the financial year ended 30 June 1997, SAM recorded a turnover of RM340.4 million (1996: RM367.9 million) and a PBT of RM36.0 million (1996: RM22.4 million), Despite the lower turnover, SAM recorded a higher PBT attributable to the improvement in its operational efficiency, indicated by the lower overhead cost incurred for each unit of motorcycle assembled by SAM. In addition, the weakening of the Yen against the RM during the year had also contributed to SAM's higher PBT as the component parts used by SAM in the assembly of the motorcycle Complete Built-up Units are mainly imported from Japan.

Financial Year Ended 30 June 1998

As majority of the motorcycles assembled by SAM is sold to LSM, the results of SAM will be highly dependent on LSM's performance. As explained in Section 6 of Appendix I, the turnover of LSM reduced significantly during the year following the economic slow down experienced by Malaysia and other Asian countries. As a consequence, the turnover of SAM had also declined by RM121.7 million or 35.8%, which led to a consequential decrease in SAM's PBT by RM34.7 million or 96.5% as compared to the PBT recorded in previous financial year ended 30 June 1997.

Financial Year Ended 30 June 1999

For the financial year ended 30 June 1999, SAM recorded a further decrease in its turnover by RM42.1 million or 19.2% to RM176.6 million, as the motorcycle sales achieved by LSM remained low during the year in the wake of a slowing Malaysian economy. In addition, the appreciation of the Yen against the RM during the year had increased SAM's production cost substantially. SAM recorded a LBT of RM6.6 million for the year, as compared against a PBT of RM1.2 million recorded in the preceding financial year.

Financial Year Ended 30 June 2000

For the financial year ended 30 June 2000, SAM recorded a decrease in its turnover by RM13.7 million, alongside with the decrease in LSM's turnover, which had dropped by RM45.1 million. Nevertheless, LBT of SAM had improved marginally to RM1.5 million as compared to previous financial year, mainly due to the higher dividend received from its unquoted investment.

Financial Year Ended 30 June 2001

For the financial year ended 30 June 2001, SAM recorded a lower turnover of RM143.1 million, represented a RM19.8 million or 12.2% decrease over the previous financial year. However, SAM recorded a PBT of RM6.9 million as compared to a LBT of RM1.5 million recorded in the preceding year. This favourable results was largely due to improved profit margin achieved by SAM and higher dividend received from SAM's unquoted investment.

Unaudited 6 months Financial Period Ended 31 December 2001

For the unaudited 6 months financial period ended 31 December 2001, SAM registered a 28.0% decrease in its turnover to RM51.5 million, as compared against the 6 months pro-rated turnover for the financial year ended 30 June 2001 of RM71.6 million. The weaker performance was attributable to the highly competitive market condition for the motorcycle industry, which led to lower sales volume recorded by LSM, which in turn has a negative impact on SAM's earnings. Coupled with the lower receipt of dividend income, SAM recorded a LBT of RM3.4 million, as compared against a 6 months pro-rated PBT of RM3.4 million achieved in the preceding financial year.

7. Audited Financial Statements

An extract of the audited financial statements of SAM for the financial year ended 30 June 2001 together with the Auditors' report are set out overleaf. There is no audit qualification in respect of the financial statements.

ONG BOON BAH & CO
PUBLIC ACCOUNTANTS

Company No: 10789 W

REPORT OF THE AUDITORS TO THE MEMBERS OF SUZUKI ASSEMBLERS MALAYSIA SDN BHD

We have audited the financial statements set out on pages 35 to 57. The preparation of these financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with approved standards on auditing in Malaysia. Those standards require that we plan and perform the audit to obtain all the information and explanations, which we considered necessary, to provide us with sufficient evidence to give reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence relevant to the amounts and disclosures in the financial statements. An audit includes an assessment of the accounting principles used and significant estimates made by the directors as well as evaluating the adequacy of the presentation of information in the financial statements. We believe our audit provides a reasonable basis for our opinion.

In our opinion:-

(a) the financial statements which have been prepared under the historical cost convention, as modified by the revaluation of certain assets, are properly drawn up in accordance with the provisions of the Companies Act, 1965 and applicable approved accounting standards in Malaysia so as to give a true and fair view of:-

  (i) the matters required by Section 169 of the Companies Act, 1965 to be dealt with in the financial statements of the Group and of the Company; and

  (ii) the state of affairs of the Group and of the Company as at 30 June 2001 and of the results of the Group and of the Company and of the cash flows of the Group and of the Company for the financial year ended on that date;

and

(b) the accounting and other records and the registers required by the Companies Act, 1965 to be kept by the Company and by the subsidiary company have been properly kept in accordance with the provisions of the said Act.

We are satisfied that the financial statements of the subsidiary company that have been consolidated with the Company's financial statements are in form and content appropriate and proper for the purposes of the preparation of the consolidated financial statements and we have received satisfactory information and explanations as required by us for those purposes.

The auditors' report on the financial statements of the subsidiary company was not subject to any qualification and did not include any comment under Subsection (3) of Section 174 of the Companies Act 1965.

ONG BOON BAH & CO	**WONG SOO THIAM**
AF: 0320	**1315/11/02(J)**
Public Accountants	**Partner of the Firm**

Kuala Lumpur

10 OCT 2001

B-10-1, MEGAN PHILEO PROMENADE, 189, JALAN TUN RAZAK, 50400 KUALA LUMPUR.
P.O. BOX 11077, 50734 KUALA LUMPUR.
TEL: 03-21630292 FAX: 03-21630316

Company No: 10789 W

SUZUKI ASSEMBLERS MALAYSIA SDN BHD
(Incorporated in Malaysia)

CONSOLIDATED BALANCE SHEET
AS AT 30 JUNE 2001

	Note	2001 RM	2000 RM
PROPERTY, PLANT AND EQUIPMENT	2	27,692,880	30,316,174
ASSOCIATED COMPANY	4	(3,438,511)	2,707,414
INTANGIBLE ASSET	5	300,155	316,830
UNQUOTED INVESTMENT - at cost		-	100,000
CURRENT ASSETS			
Stocks	6	24,558,994	40,997,197
Trade debtors		413,839	-
Other debtors, deposits and prepayments		3,669,291	2,394,859
Amount due from related companies		31,919,032	16,851,236
Amount due from holding company		-	6,929,293
Cash and bank balances		56,364	97,576
		60,617,520	67,270,161
CURRENT LIABILITIES			
Trade creditors		4,958,060	7,147,444
Other creditors and accruals		4,406,542	4,158,147
Amount due to related companies		-	36,119,010
Amount due to holding company		25,298,030	-
Short term borrowings	7	10,996,422	14,968,778
Taxation		333,455	777,672
		45,992,509	63,171,051
NET CURRENT ASSETS		14,625,011	4,099,110
		39,179,535	37,539,528
Financed by :			
SHARE CAPITAL	8	26,261,368	13,032,034
CAPITAL RESERVE	9	3,070,114	3,070,114
SHARE PREMIUM	10	-	990
ACCUMULATED PROFIT		9,840,953	21,429,290
SHAREHOLDERS' FUNDS		39,172,435	37,532,428
DEFERRED TAXATION		7,100	7,100
		39,179,535	37,539,528

The accompanying note form an integral part of the financial statements.

SUZUKI ASSEMBLERS MALAYSIA SDN BHD
(Incorporated in Malaysia)

CONSOLIDATED INCOME STATEMENT FOR THE FINANCIAL YEAR ENDED 30 JUNE 2001

	Note	2001 RM	2000 RM
Revenue	12	143,117,448	162,947,379
Other operating income		22,877,397	23,640,614
Changes in inventories of finished goods and work in progress		(6,901,653)	6,338,963
Raw material and consumables used		(126,548,560)	(162,789,081)
Staff costs		(7,180,016)	(7,292,907)
Depreciation and amortisation expenses		(5,179,260)	(5,060,872)
Operating expenses		(13,624,300)	(18,847,290)
Profit/(Loss) from operations		6,561,056	(1,063,194)
Finance costs	13	(1,563,647)	(1,003,744)
Profit/(Loss) before share in results of associated company	14	4,997,409	(2,066,938)
Share in results of associated company		1,911,143	601,188
Profit/(Loss) before taxation		6,908,552	(1,465,750)
Taxation	15	(4,816,889)	(621,991)
Profit/(Loss) after taxation		2,091,663	(2,087,741)

The accompanying note form an integral part of the financial statements.

SUZUKI ASSEMBLERS MALAYSIA SDN BHD
(Incorporated in Malaysia)

BALANCE SHEET
AS AT 30 JUNE 2001

	Note	2001 RM	2000 RM
PROPERTY, PLANT AND EQUIPMENT	2	27,518,810	30,111,163
SUBSIDIARY COMPANY	3	260,003	(121,212)
ASSOCIATED COMPANY	4	(12,800,060)	(5,210,740)
UNQUOTED INVESTMENT - at cost		-	100,000
CURRENT ASSETS			
Stocks	6	24,415,899	40,735,570
Trade debtors		413,839	-
Other debtors, deposits and prepayments		3,666,171	2,391,818
Amount due from related companies		31,919,032	16,851,236
Amount due from holding company		-	6,929,293
Cash and bank balances		44,079	75,398
		60,459,020	66,983,315
CURRENT LIABILITIES			
Trade creditors		4,854,646	6,929,080
Other creditors and accruals		4,349,971	4,086,648
Amount due to holding company		25,298,030	-
Amount due to related companies		-	36,119,010
Short term borrowings	7	10,996,422	14,968,778
Taxation		-	342,733
		45,499,069	62,446,249
NET CURRENT ASSETS		14,959,951	4,537,066
		29,938,704	29,416,277
Financed by :			
SHARE CAPITAL	8	26,261,368	13,032,034
CAPITAL RESERVE	9	3,070,114	3,070,114
SHARE PREMIUM	10	-	990
ACCUMULATED PROFIT		607,222	13,313,139
SHAREHOLDERS' FUNDS		29,938,704	29,416,277

The accompanying note form an integral part of the financial statements.

SUZUKI ASSEMBLERS MALAYSIA SDN BHD
(Incorporated in Malaysia)

INCOME STATEMENT
FOR THE FINANCIAL YEAR ENDED 30 JUNE 2001

	Note	2001 RM	2000 RM
Revenue	12	143,117,448	162,947,379
Other operating income		23,106,297	23,869,564
Changes in inventories of finished goods and work in progress		(6,877,586)	6,353,401
Raw material and consumables used.		(126,995,545)	(163,460,338)
Staff costs		(6,826,435)	(6,948,485)
Depreciation		(5,131,644)	(5,013,256)
Operating expenses		(13,506,013)	(18,725,583)
Profit/(Loss) from operations		6,886,522	(977,318)
Finance costs	13	(1,563,300)	(1,002,571)
Profit/(Loss) before taxation	14	5,323,222	(1,979,889)
Taxation	15	(4,349,139)	(683,654)
Profit/(Loss) after taxation		974,083	(2,663,543)

The accompanying note form an integral part of the financial statements.

SUZUKI ASSEMBLERS MALAYSIA SDN BHD
(Incorporated in Malaysia)

STATEMENT OF CHANGES IN EQUITY
FOR THE FINANCIAL YEAR ENDED 30 JUNE 2001

GROUP	Share Capital RM	Share Premium RM	Capital Reserve RM	Accumulated Profit RM	Total RM
Balance at 30 June 1999	13,032,034	990	3,070,114	23,517,031	39,620,169
Net loss for the financial year				(2,087,741)	(2,087,741)
Balance at 30 June 2000	13,032,034	990	3,070,114	21,429,290	37,532,428
Net profit for the financial year				2,091,663	2,091,663
Dividend(Note 16)				(13,680,000)	(13,680,000)
Issue of share capital	13,229,344				13,229,344
Redemption of 1,000 preference shares of RM0.01 each at a premium of RM0.99 per preference share	(10)	(990)			(1,000)
Balance at 30 June 2001	26,261,368	-	3,070,114	9,840,953	39,172,435

COMPANY	Share Capital RM	Share Premium RM	Capital Reserve RM	Accumulated Profit RM	Total RM
Balance at 30 June 1999	13,032,034	990	3,070,114	15,976,682	32,079,820
Net loss for the financial year				(2,663,543)	(2,663,543)
Balance at 30 June 2000	13,032,034	990	3,070,114	13,313,139	29,416,277
Net profit for the financial year				974,083	974,083
Dividend(Note 16)				(13,680,000)	(13,680,000)
Issue of share capital	13,229,344				13,229,344
Redemption of 1,000 preference shares of RM0.01 each at a premium of RM0.99 per preference share	(10)	(990)			(1,000)
Balance at 30 June 2001	26,261,368	-	3,070,114	607,222	29,938,704

The accompanying note form an integral part of the financial statements.

SUZUKI ASSEMBLERS MALAYSIA SDN BHD
(Incorporated in Malaysia)

CONSOLIDATED CASH FLOW STATEMENT
FOR THE FINANCIAL YEAR ENDED 30 JUNE 2001

	Note	2001 RM	2000 RM
CASH FLOWS FROM OPERATING ACTIVITIES			
Profit/(Loss) before taxation		6,908,552	(1,465,750)
Adjustments for non-cash items, interest and dividend	17 (a)	(13,125,009)	(10,937,146)
Operating loss before working capital changes		(6,216,457)	(12,402,896)
Decrease in inventories		16,353,441	14,214,192
Increase in amount due from related companies		(14,323,510)	(4,209,977)
(Decrease)/Increase in amount due to related companies		(36,304,549)	20,010
Decrease in amount due from holding company		-	1,108,085
Increase in amount due to holding company		31,641,505	-
Increase/(Decrease) in amount due to associated company		7,589,320	(1,182,658)
(Increase)/Decrease in trade and other receivables		(960,339)	2,942,757
(Decrease)/Increase in trade and other payables		(1,940,989)	506,940
Cash generated from operations		(4,161,578)	996,453
Interest paid		(906,266)	(833,316)
Interest received		3,736	1,266,522
Tax paid		(621,290)	(669,204)
Net cash (outflow)/inflow from operating activities		(5,685,398)	760,455
CASH FLOWS FROM INVESTING ACTIVITIES			
Proceeds from disposal of property, plant and equipment		159,495	108,801
Purchase of property, plant and equipment		(2,791,297)	(1,108,838)
Purchase of investment		-	(70,000)
Dividend received from related company		12,600,000	10,800,000
Proceed from disposal investment		100,000	-
Net cash inflow from investing activities		10,068,198	9,729,963
CASH FLOWS FROM FINANCING ACTIVITIES			
Repayment of hire purchase creditor		-	(54,146)
Repayment of short term borrowing		(766,000)	(9,651,949)
Proceed from issue of shares		13,229,344	-
Redemption of preference shares		(1,000)	-
Dividend paid		(13,680,000)	-
Net cash outflow from financing activities		(1,217,656)	(9,706,095)
Net increase in cash and cash equivalents		3,165,144	784,323
Cash and cash equivalent at beginning of the financial year		(3,837,202)	(4,621,525)
Cash and cash equivalent at end of the financial year	17 (b)	(672,058)	(3,837,202)

The accompanying note form an integral part of the financial statements.

SUZUKI ASSEMBLERS MALAYSIA SDN BHD
(Incorporated in Malaysia)

CASH FLOW STATEMENT
FOR THE FINANCIAL YEAR ENDED 30 JUNE 2001

	Note	2001 RM	2000 RM
CASH FLOWS FROM OPERATING ACTIVITIES			
Profit/(Loss) before taxation		5,323,222	(1,979,889)
Adjustments for non-cash items, interest and dividend	17 (a)	(11,261,482)	(10,379,691)
Operating loss before working capital changes		(5,938,260)	(12,359,580)
Decrease in inventories		16,234,909	14,115,230
Increase in amount due from related companies		(14,323,510)	(4,209,977)
(Decrease)/Increase in amount due to related companies		(36,304,549)	20,010
Decrease in amount due from holding company		-	1,108,085
Increase in amount due to holding company		31,641,505	-
Decrease in amount due to subsidiary company		(381,215)	(80,384)
Increase/(Decrease) in amount due to associated company		7,589,319	(1,182,659)
(Increase)/Decrease in trade and other receivables		(960,259)	2,944,235
(Decrease)/Increase in trade and other payables		(1,811,111)	516,864
Cash generated from operations		(4,253,171)	871,824
Interest paid		(906,266)	(841,856)
Interest received		3,736	1,266,522
Tax paid		(519,804)	(556,976)
Net cash (outflow)/inflow from operating activities		(5,675,505)	739,514
CASH FLOWS FROM INVESTING ACTIVITIES			
Proceeds from disposal of property, plant and equipment		159,495	108,801
Purchase of property, plant and equipment		(2,791,297)	(1,108,838)
Purchase of investment		-	(70,000)
Dividend received from related company		12,600,000	10,800,000
Proceed from disposal investment		100,000	-
Net cash inflow from investing activities		10,068,198	9,729,963
CASH FLOWS FROM FINANCING ACTIVITIES			
Repayment of hire purchase creditor		-	(54,146)
Repayment of short term borrowing		(766,000)	(9,651,949)
Proceed from issue of shares		13,229,344	-
Redemption of preference shares		(1,000)	-
Dividend paid		(13,680,000)	-
Net cash outflow from financing activities		(1,217,656)	(9,706,095)
Net increase in cash and cash equivalents		3,175,037	763,382
Cash and cash equivalent at beginning of the financial year		(3,859,380)	(4,622,762)
Cash and cash equivalent at end of the financial year	17 (b)	(684,343)	(3,859,380)

The accompanying note form an integral part of the financial statements.

SUZUKI ASSEMBLERS MALAYSIA SDN BHD
(Incorporated in Malaysia)

NOTES TO THE FINANCIAL STATEMENTS
30 JUNE 2001

1. SIGNIFICANT ACCOUNTING POLICIES

Summarised below are the significant accounting policies adopted by the Group. These policies are consistent with those adopted in the previous financial year unless otherwise stated.

1.1 BASIS OF ACCOUNTING

The financial statements have been prepared under the historical cost convention modified by the revaluation of leasehold land and buildings and comply with applicable approved accounting standards in Malaysia and the provisions of the Companies Act, 1965.

1.2 BASIS OF CONSOLIDATION

The consolidated financial statements include the financial statements of the Company and its subsidiary company made up to 30 June.

Goodwill on consolidation represents the difference between the purchase price and the fair value of the net assets of subsidiary company acquired.

Goodwill is amortised over a period of twenty five years.

1.3 ASSOCIATED COMPANY

A company, other than a subsidiary company, in which the Group has a long term equity investment of between 20% to 50% and where the Group has representation on the Board and is in a position to exercise significant influence is accounted for as an associated company.

The consolidated income statement includes the Group's share of profits of the associated company based on the latest audited or management financial statements of the Company. In the consolidated balance sheet, the Group's interest in associated company is stated at cost plus the Group's share of post acquisition retained profits and reserves.

1.4 INVESTMENTS

Investments in subsidiary and associated companies in the Company's financial statements and other investment are stated at cost and provision is made when the Directors are of the opinion that there is a permanent diminution in value of an investment.

1.5 PROPERTY, PLANT AND EQUIPMENT AND DEPRECIATION

Property, plant and equipment are stated at cost or valuation less accumulated depreciation.

Leasehold land is amortised over the period of the lease. Depreciation of the other fixed assets is provided on the straight line basis to write off the cost or valuation of each asset over its estimated useful life.

The principal annual depreciation rates used are:-

Buildings	2%
Plant and machinery	10% - 20%
Office furniture and equipment	10% - 50%
Motor vehicles	20%
Renovation	2%
Factory improvements	10%
Moulds	20%

1.6 STOCKS

Stocks are valued at the lower of cost and net realisable value. The cost of finished goods and work-in-process includes the cost of component parts, direct labour and a proportion of manufacturing overheads, while the cost of component parts and consumables consists of the original purchase cost plus all expenses incurred in bringing the stocks to their present location and condition.

Cost is determined on the weighted average basis.

1.7 DEFERRED TAXATION

Provision is made, on the liability method, for taxation deferred by capital allowances and other timing differences, except where the tax effects of such timing differences are not expected to reverse in the foreseeable future.

Deferred tax benefit is only recognised when there is a reasonable expectation of realisation in the near future.

1.8 FOREIGN CURRENCIES

Transactions in foreign currencies are converted into Ringgit Malaysia at the rates of exchange ruling at the transaction dates or at contracted rates where applicable. Assets and liabilities at the year end are translated at the rates of exchange ruling at that date. All exchange differences arising therefrom are included in the income statement.

The closing rates used in the translation are as follows:

RM1 = USD 0.2631 (2000: RM1 = USD 0.2631)
RM1 = YEN 32.3939 (2000: RM1 = YEN 27.4650)

1.9 REVENUE RECOGNITION

Revenue from sale of goods is recognised when the goods are delivered.

2.0 CASH AND CASH EQUIVALENTS

Cash and cash equivalents comprise cash at bank and in hand, bank overdrafts, demand deposits and other short term and highly liquid investments which are readily convertible to cash with insignificant risk of changes in value.

2. PROPERTY, PLANT AND EQUIPMENT

GROUP	Land, buildings and renovation RM	Plant machinery, tools and moulds RM	Motor vehicles RM	Furniture, fittings and office equipment RM	Total RM
NET BOOK VALUE					
At 1 July 2000	13,360,031	16,544,266	87,770	324,107	30,316,174
Additions	800	2,747,503	-	42,994	2,791,297
Disposals	-	(188,499)	-	-	(188,499)
Written off	-	(63,507)	-	-	(63,507)
Depreciation charge	(356,377)	(4,660,229)	(44,459)	(101,520)	(5,162,585)
NET BOOK VALUE					
At 30 June 2001	13,004,454	14,379,534	43,311	265,581	27,692,880

GROUP	Land, buildings and renovation RM	Plant machinery, tools and moulds RM	Motor vehicles RM	Furniture, fittings and office equipment RM	Total RM
At 30 June 2001					
At cost	11,371,833	49,643,208	1,044,255	1,201,492	63,260,788
At valuation	5,639,604	-	-	-	5,639,604
Accumulated depreciation	(4,006,983)	(35,263,674)	(1,000,944)	(935,911)	(41,207,512)
Net book value	13,004,454	14,379,534	43,311	265,581	27,692,880
Representing items at:					
- cost	9,351,993	14,379,534	43,311	265,581	24,040,419
- valuation	3,652,461	-	-	-	3,652,461
	13,004,454	14,379,534	43,311	265,581	27,692,880
At 30 June 2000					
At cost	11,371,033	49,648,912	1,044,255	1,158,498	63,222,698
At valuation	5,639,604	-	-	-	5,639,604
Accumulated depreciation	(3,650,606)	(33,104,646)	(956,485)	(834,391)	(38,546,128)
Net book value	13,360,031	16,544,266	87,770	324,107	30,316,174
Representing items at:					
- cost	9,594,778	16,544,266	87,770	324,107	26,550,921
- valuation	3,765,253	-	-	-	3,765,253
	13,360,031	16,544,266	87,770	324,107	30,316,174

(a) Analysis of land, buildings and renovation are as follows:

	Long leasehold land RM	Short leasehold land RM	Buildings and renovation RM	Total RM
GROUP				
NET BOOK VALUE				
At 1 July 2000	118,664	938,526	12,302,841	13,360,031
Additions	-	-	800	800
Depreciation charge	(2,614)	(24,407)	(329,356)	(356,377)
NET BOOK VALUE				
At 30 June 2001	116,050	914,119	11,974,285	13,004,454
At 30 June 2001				
At cost	-	-	11,371,833	11,371,833
At valuation	130,680	1,220,350	4,288,574	5,639,604
Accumulated depreciation	(14,630)	(306,231)	(3,686,122)	(4,006,983)
Net book value	116,050	914,119	11,974,285	13,004,454
Representing items at:				
- cost	-	-	9,351,993	9,351,993
- valuation	116,050	914,119	2,622,292	3,652,461
	116,050	914,119	11,974,285	13,004,454
At 30 June 2000				
At cost	-	-	11,371,033	11,371,033
At valuation	130,680	1,220,350	4,288,574	5,639,604
Accumulated depreciation	(12,016)	(281,824)	(3,356,766)	(3,650,606)
Net book value	118,664	938,526	12,302,841	13,360,031
Representing items at:				
- cost	-	-	9,594,778	9,594,778
- valuation	118,664	938,526	2,708,063	3,765,253
	118,664	938,526	12,302,841	13,360,031

COMPANY	Land and buildings RM	Plant machinery, tools and moulds RM	Motor vehicles RM	Furniture, fittings and office equipment RM	Total RM
NET BOOK VALUE					
At 1 July 2000	13,335,001	16,364,572	87,770	323,820	30,111,163
Additions	800	2,747,503	-	42,994	2,791,297
Disposals	-	(188,499)	-	-	(188,499)
Written off	-	(63,507)	-	-	(63,507)
Depreciation charge	(356,377)	(4,630,114)	(44,459)	(100,694)	(5,131,644)
NET BOOK VALUE					
At 30 June 2001	12,979,424	14,229,955	43,311	266,120	27,518,810
At 30 June 2001					
At cost	11,332,631	48,979,358	1,044,255	1,195,280	62,551,524
At valuation	5,639,604	-	-	-	5,639,604
Accumulated depreciation	(3,992,811)	(34,749,403)	(1,000,944)	(929,160)	(40,672,318)
Net book value	12,979,424	14,229,955	43,311	266,120	27,518,810
Representing items at:					
- cost	9,326,963	14,229,955	43,311	266,120	23,866,349
- valuation	3,652,461	-	-	-	3,652,461
	12,979,424	14,229,955	43,311	266,120	27,518,810
At 30 June 2000					
At cost	11,331,831	48,985,062	1,044,255	1,154,086	62,515,234
At valuation	5,639,604	-	-	-	5,639,604
Accumulated depreciation	(3,636,434)	(32,620,490)	(956,485)	(830,266)	(38,043,675)
Net book value	13,335,001	16,364,572	87,770	323,820	30,111,163
Representing items at:					
- cost	9,569,748	16,364,572	87,770	323,820	26,345,910
- valuation	3,765,253	-	-	-	3,765,253
	13,335,001	16,364,572	87,770	323,820	30,111,163

(a) Analysis of land, buildings and renovation are as follows:

	Long leasehold land RM	Short leasehold land RM	Buildings and renovation RM	Total RM
COMPANY				
NET BOOK VALUE				
At 1 July 2000	118,664	938,526	12,277,811	13,335,001
Additions	-	-	800	800
Disposal	-	-	-	-
Depreciation charge	(2,614)	(24,407)	(329,356)	(356,377)
NET BOOK VALUE				
At 30 June 2001	116,050	914,119	11.949,255	12,979,424
At 30 June 2001				
At cost	-	-	11,332,631	11,332,631
At valuation	130,680	1,220,350	4,288,574	5,639,604
Accumulated depreciation	(14,630)	(306,231)	(3,671,950)	(3,992,811)
Net book value	116,050	914,119	11,949,255	12,979,424
Representing items at:				
- cost	-	-	9,326,963	9,326,963
- valuation	116,050	914,119	2,622,292	3,652,461
	116,050	914,119	11,949,255	12,979,424
At 30 June 2000				
At cost	-	-	11,331,831	11,331,831
At valuation	130,680	1,220,350	4,288,574	5,639,604
Accumulated depreciation	(12,016)	(281,824)	(3,342,594)	(3,636,434)
Net book value	118,664	938,526	12,277,811	13,335,001
Representing items at:				
- cost	-	-	9,569,748	9,569,748
- valuation	118,664	938,526	2,708,063	3,765,253
	118,664	938,526	12,277,811	13,335,001

It is the Group's policy to state property, plant and equipment at cost. However, certain parcel of land and building with net book value of RM 3,652,461 (2000:RM 3,765,253) was revalued by the Directors in 1981 based on independent valuation reports carried out by firms of professional valuers and surveyors on an open market value basis. The revaluation of the leasehold land and buildings were not intended to effect a change in the accounting policy to one of revaluation of properties.

No disclosure on the leasehold land and buildings if stated at cost less depreciation is presented due to the absence of such historical records.

3. SUBSIDIARY COMPANY

	COMPANY 2001 RM	COMPANY 2000 RM
Unquoted shares at cost	3,000,000	3,000,000
Amount due to subsidiary company	(2,739,997)	(3,121,212)
	260,003	(121,212)

The subsidiary company is Otomotif Malaysia Sendirian Berhad, a company incorporated in Malaysia. As at the beginning and end of the financial year, the Company holds 100% equity interest in the subsidiary company whose principal activity is the manufacture of motorcycle parts and accessories.

The amount due to subsidiary company which arose mainly from trade transactions is unsecured, interest free and has no fixed repayment terms.

4. ASSOCIATED COMPANY

	GROUP		COMPANY	
	2001 RM	2000 RM	2001 RM	2000 RM
Unquoted shares - at cost	720,000	720,000	720,000	720,000
Group's share of post-acquisition retained profits	9,361,549	7,918,156	-	-
Amount due to associated company	(13,520,060)	(5,930,742)	(13,520,060)	(5,930,740)
	(3,438,511)	2,707,414	(12,800,060)	(5,210,740)

The associated company is Hicom-Suzuki Manufacturing Malaysia Sdn Bhd, a company incorporated in Malaysia. The associated company is principally involved in the manufacture and assembly of "Suzuki" motorcycle engines. As at the beginning and end of the financial year, the Company holds 24% equity interest in the associated company.

The amount due to associated company which arose mainly from trade transactions is unsecured, interest free and has no fixed repayment terms.

5. INTANGIBLE ASSET

	GROUP	
	2001 RM	2000 RM
Goodwill on consolidation	416,880	416,880
Accumulated amortisation	(116,725)	(100,050)
	300,155	316,830

6. STOCKS

	GROUP		COMPANY	
	2001 RM	2000 RM	2001 RM	2000 RM
Raw materials	135,307	-	-	-
Component parts and consumables	15,440,368	25,128,277	15,440,368	24,898,505
Work-in-progress	281,891	492,322	277,725	480,732
Finished goods	8,817,815	15,424,275	8,778,234	15,368,051
Goods- in- transit	44,401	28,349	44,401	28,349
	24,719,782	41,073,223	24,540,728	40,775,637
Provision for stock obsolescence	(160,788)	(76,026)	(124,829)	(40,067)
	24,558,994	40,997,197	24,415,899	40,735,570

7. SHORT TERM BORROWINGS

	GROUP AND COMPANY	
	2001 RM	2000 RM
Unsecured:		
Revolving credit	2,000,000	2,000,000
Bills payable	8,268,000	9,034,000
Bank overdrafts	728,422	3,934,778
	10,996,422	14,968,778

The short term borrowings carry interest rates ranging from 3.45% to 8.30% per annum.

8. SHARE CAPITAL

	GROUP AND COMPANY	
	2001	2000
	RM	RM
Authorised:		
Ordinary shares of RM1.00 each		
At beginning of the financial year	14,999,000	14,999,000
Created during the financial year	35,000,000	-
Reclassified from preference shares during the financial year	1,000	-
	50,000,000	14,999,000
Preference shares of RM0.01 each		
At beginning of the financial year	1,000	1,000
Reclassified to ordinary shares during the financial year	(1,000)	-
	-	1,000
Total	50,000,000	15,000,000
Issued and fully paid:		
Ordinary shares of RM1.00 each		
At beginning of the financial year	13,032,024	13,032,024
Issued during the financial year	13,229,344	-
	26,261,368	13,032,024
Preference shares of RM0.01 each		
At beginning of the financial year	10	10
Redeemed during the financial year	(10)	-
	-	10
Total	26,261,368	13,032,034

9. CAPITAL RESERVE

The capital reserve represents the surplus arising on the revaluation of the Company's leasehold land and buildings in 1981 by a firm of professional valuers.

10. SHARE PREMIUM

	GROUP AND COMPANY	
	2001	2000
	RM	RM
Balance at beginning of financial year	990	990
Redemption of preference shares	(990)	-
Share premium from issuance of preference shares	-	990

11. DEFERRED TAXATION

	GROUP		COMPANY	
	2001	2000	2001	2000
	RM	RM	RM	RM
Deferred taxation provided for in the financial statements				
- excess of capital allowances over depreciation	7,100	7,100	-	-
Tax losses carried forward for which no credit has been taken in the net income of current or prior year	3,624,000	3,332,000	3,186,000	3,186,000
Unabsorbed capital allowances for which no credit has been taken in the net income of the current or prior year	17,216,000	12,824,000	17,140,000	12,752,000
Unabsorbed reinvestment allowances for which no credit has been taken in the income of the current or prior year	6,954,000	6,954,000	6,954,000	6,954,000

Deferred taxation on the revaluation of leasehold land and building is not provided for in the financial statements as it is not the intention of the directors to dispose these assets.

The amounts are subject to agreement with tax authorities.

12. REVENUE

The revenue of the Group and of the Company represents the invoiced value of goods sold net of return and allowances.

13. FINANCE COSTS

	GROUP		COMPANY	
	2001 RM	2000 RM	2001 RM	2000 RM
Interest expense on:				
- holding company balances	585,818	-	585,818	-
- hire purchase	-	8,657	-	8,657
- bank overdrafts	248,879	158,490	248,879	158,490
- other bank borrowings	657,387	674,709	657,387	674,709
Bank charges	71,563	161,888	71,216	160,715
	1,563,647	1,003,744	1,563,300	1,002,571

14. LOSS BEFORE TAXATION

	GROUP		COMPANY	
	2001 RM	2000 RM	2001 RM	2000 RM
After charging:				
Depreciation	5,162,585	5,044,197	5,131,644	5,013,256
Lease rentals	8,339	1,900,713	8,339	1,900,713
Provision for royalties	465,552	591,409	439,381	552,927
Provision for warranty	289,478	369,472	289,478	369,472
Directors' remuneration:				
- fees	9,000	9,000	9,000	9,000
Auditors' remuneration:				
- current year	20,000	23,000	15,000	18,000
- underprovision in prior year	-	150	-	150
Provision for stock obsolescence	84,762	27,173	84,762	27,173
Amortisation of goodwill on consolidation	16,675	16,675	-	-
(Gain)/Loss in foreign exchange	(2,129)	1,925,187	(2,056)	1,925,187
Loss on disposal of property, plant and equipment	29,004	3,624	29,004	3,624
Property, plant and equipment written off	63,507	922	63,507	922

	GROUP		COMPANY	
	2001	2000	2001	2000
	RM	RM	RM	RM
And crediting:				
Dividend income (gross) from:				
- unquoted investment	17,500,000	15,000,000	17,500,000	15,000,000
Rental of premises from:				
- associated company	229,555	229,555	229,555	229,555
- subsidiary company	-	-	82,500	82,500
Rental of machinery from a subsidiary company	-	-	146,400	146,400
Interest income from:				
- related company	558,747	870,360	558,747	870,360
- holding company	-	356,299	-	356,299
- others	3,736	39,863	3,736	39,863
Provision for stock obsolescence written back	-	3,883	-	-

15. TAXATION

	GROUP		COMPANY	
	2001	2000	2001	2000
	RM	RM	RM	RM
Current provision	3,208,717	-	3,208,717	-
Underprovision in prior year	1,140,422	939,433	1,140,422	683,654
Share in tax of associated company	467,750	(317,442)	-	-
	4,816,889	621,991	4,349,139	683,654

The effective tax rate is higher than statutory tax rate mainly due to certain expenses which are not allowable for tax purpose.

The Company has sufficient tax credit under Section 108 of the Income Tax Act, 1967 to frank the payment of dividend out of all its entired unappropriated profit as at 30 June 2001. The amount is subject to agreement with the tax authorities.

The Company has estimated tax exempt account amounting to RM13,213,000 (2000: RM13,213,000) available for the payment of tax exempt dividend.

16. DIVIDENDS

	GROUP AND COMPANY	
	2001	2000
	RM	RM
RM19,000 per preference shares less 28% income tax (2000:Nil)	13,680,000	-

17. CASH FLOW STATEMENT

a) Adjustments for non-cash items, interests and dividend

	GROUP		COMPANY	
	2001 RM	2000 RM	2001 RM	2000 RM
Loss on disposal of property, plant and equipment	29,004	3,624	29,004	3,624
Depreciation	5,162,585	5,044,197	5,131,644	5,013,256
Share in results of associated company	(1,911,143)	(601,188)	-	-
Amortisation of goodwill on consolidation	16,675	16,675	-	-
Interest expense	1,492,084	841,856	1,492,084	841,856
Interest income	(562,483)	(1,266,522)	(562,483)	(1,266,522)
Dividend income	(17,500,000)	(15,000,000)	(17,500,000)	(15,000,000)
Provision for stock obsolescence	84,762	27,173	84,762	27,173
Property, plant and equipment written off	63,507	922	63,507	922
Provision for stock obsolescence written back	-	(3,883)	-	-
	(13,125,009)	(10,937,146)	(11,261,482)	(10,379,691)

b) Cash and cash equivalents at end of the financial year

	GROUP		COMPANY	
	2001 RM	2000 RM	2001 RM	2000 RM
Cash and bank balances	56,364	97,576	44,079	75,398
Bank overdrafts	(728,422)	(3,934,778)	(728,422)	(3,934,778)
	(672,058)	(3,837,202)	(684,343)	(3,859,380)

18. RELATED PARTY TRANSACTIONS

	GROUP		COMPANY	
	2001 RM	2000 RM	2001 RM	2000 RM
Significant related party transactions:				
(a) Sales of goods				
Related company Lion Suzuki Marketing Sdn Bhd	84,319,278	93,110,249	84,319,278	93,110,249
(b) Purchases of goods				
Subsidiary company Otomotif Malaysia Sendirian Berhad	-	-	1,439,549	1,924,507
Associated company Hicom-Suzuki Manufacturing Malaysia Sdn Bhd	46,642,357	55,883,508	46,642,357	55,883,508
Other related companies	53,101	534,296	53,101	534,296
Related party Likom Plastic Industries Sdn Bhd	172,062	-	172,062	-

Related companies represent subsidiary companies of the ultimate holding company, Amsteel Corporation Berhad, a quoted company incorporated in Malaysia.

Likom Plastic Industries Sdn Bhd is a company in which Tan Sri Cheng Heng Jem, a director of the Company has a substantial interest.

Purchases from other related companies are aggregated because these transactions are similar in nature and no single transaction is significant enough to warrant separate disclosure.

The directors of the Company are of the opinion that the above transactions have been entered into in the normal course of business and have been established under terms that are no more favourable to the related party than those arranged with independent third parties.

The amount due from related companies which arose mainly from inter-company trade transactions, advances and payment on behalf is unsecured, interest bearing and has no fixed repayment terms.

The amount due to related companies which arose mainly from inter-company trade transactions, advances and payments on behalf is unsecured, interest bearing and has no fixed repayment terms.

The amount due to holding company which arose mainly from inter-company advances and payments on behalf is unsecured, interest bearing and has no fixed repayment terms.

19. CORPORATE INFORMATION

a. Registered office and principal place of business

The registered office of the Company is located at Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur.

The principal place of business of the Company is located at 1412, Plot No: 281, Prai Industrial Complex, 13600 Prai, Province Wellesley, Malaysia.

b. Number of employees

	GROUP		COMPANY	
	2001	**2000**	**2001**	**2000**
Total number of employees as at the end of the financial year	299	320	282	303

c. Holding and ultimate holding companies

The Company is a wholly-owned subsidiary of Angkasa Marketing Berhad, a quoted company incorporated in Malaysia. The directors regard Amsteel Corporation Berhad, a quoted company incorporated in Malaysia, as its ultimate holding company.

20. COMPARATIVE FIGURES

Certain comparative figures have been reclassified where necessary to conform with current financial year's presentation.

1. **History and Business**

SMC was founded in Japan in 1909 under the name of Suzuki Loom Works. The company was incorporated in 1920 with the name of Suzuki Loom Manufacturing Co. SMC subsequently assumed its present name in 1990. SMC was officially listed on the Tokyo, Osaka and Nagoya Stock Exchanges in 1949 and on the Fukuoka Stock Exchange in 1954.

SMC has 126 subsidiaries and 21 affiliated companies which are located throughout the world. SMC and its subsidiary and affiliated companies are principally involved in the manufacturing, assembly and marketing of motorcycles, motor vehicles, general purpose engines and marine outboard motors.

2. **Share Capital**

Based on the register of shareholders of SMC as at 30 September 2001, SMC has an issued and paid-up share capital of 119,654,000,000 Yen comprising 540,814,353 ordinary shares of 50 Yen each.

3. **Major Shareholders' Shareholdings**

As at 30 September 2001, the major shareholders of SMC are as follows:

Name of Major Shareholders	<------------Shareholdings----------->				Place of Incorporation
	Direct	%	Indirect	%	
General Motors of Canada Ltd	59,536,000	11.00	-	-	Canada
General Motors Corporation	49,124,000	9.08	-	-	United States of America
The Chase Manhattan Bank N.A. London	37,811,000	6.99	-	-	England

4. **Directors' Shareholdings**

The Directors of SMC and their respective shareholdings in SMC as at 30 September 2001 are as follows:

Name of Directors	<------------Shareholdings------------->				Nationality
	Direct	%	Indirect	%	
Osamu Suzuki	513,000	0.0948	-	-	Japanese
Masao Toda	33,100	0.0061	-	-	Japanese
Akira Tsutsui	29,000	0.0054	-	-	Japanese
Sokichi Nakano	20,000	0.0037	-	-	Japanese
Chuichi Mizuguchi	10,000	0.0018	-	-	Japanese
Katsuhiro Yokota	16,000	0.0030	-	-	Japanese
John F. Smith	-	-	-	-	American
Hiroshi Tsuda	12,000	0.0022	-	-	Japanese
Toshitaka Suzuki	23,000	0.0043	-	-	Japanese
Tsuneo Kobayashi	23,000	0.0043	-	-	Japanese
Takehisa Okabe	5,000	0.0009	-	-	Japanese
Takahira Kiriyama	24,000	0.0044	-	-	Japanese
Osamu Matsuoka	11,000	0.0020	-	-	Japanese
Shunichi Wakuoka	12,000	0.0022	-	-	Japanese
Kiyoshi Aoshima	7,000	0.0013	-	-	Japanese
Junzo Sugimori	7,100	0.0013	-	-	Japanese

Name of Directors	<------------Shareholdings------------>				Nationality
	Direct	%	Indirect	%	
Yasuhiro Yamada	17,000	0.0031	-	-	Japanese
Takashi Nakayama	11,000	0.0020	-	-	Japanese
Kazuyoshi Suzuki	11,000	0.0020	-	-	Japanese
Shigeaki Hamada	8,000	0.0015	-	-	Japanese
Sadayuki Inobe	2,000	0.0004	-	-	Japanese
Masanori Atsumi	3,000	0.0006	-	-	Japanese
Kenji Yamamoto	2,000	0.0004	-	-	Japanese
Shinzo Nakanishi	7,000	0.0013	-	-	Japanese
Yoshihiko Kakei	3,000	0,0006	-	-	Japanese
Akihiro Sakamoto	2,000	0.0004	-	-	Japanese
Katsumi Takata	2,000	0.0004	-	-	Japanese
Hirotaka Ono	5,000	0.0009	-	-	Japanese

5. **Subsidiary and Associated Companies in Malaysia**

As at 30 September 2001, SMC has one associated company operating in Malaysia, namely HSMM, of which SMC has 25% equity interest. HSMM is principally involved in the manufacturing and assembly of "Suzuki" motorcycle engines in Malaysia.

ONG BOON BAH & CO

CHARTERED ACCOUNTANTS

24 April 2002

The Board of Directors
Angkasa Marketing Berhad
Level 46, Menara Citibank
165 Jalan Ampnag
50450 Kuala Lumpur

Dear Sirs,

ANGKASA MARKETING BERHAD ("AMB")
PROFORMA CONSOLIDATED BALANCE SHEETS AS AT 30 JUNE 2001

We have reviewed the proforma consolidated balance sheets of Angkasa Marketing Berhad ("AMB") and its subsidiary companies ("the Group") as at 30 June 2001, together with the notes thereto, for which the Directors are solely responsible. The purpose of this letter is for inclusion in the Circular to shareholders of AMB dated 24 April 2002 in connection with the proposed disposal of 1,530,510 ordinary shares in Lion Suzuki Marketing Sdn Bhd ("LSM"), representing 51% equity interest in LSM, to Suzuki Motor Corporation ("SMC") for a cash consideration of RM1,227,789 and 13,393,298 ordinary shares in Suzuki Assemblers Malaysia Sdn Bhd ("SAM"), representing 51% equity interest in SAM, to SMC for a cash consideration of RM26,682,706.

In our opinion, the proforma consolidated balance sheets, which are provided for illustrative purposes only, have been compiled on the bases and assumptions set out in the accompanying notes to the proforma consolidated balance sheets and are presented on a basis consistent with the accounting policies normally adopted by the Group.

Yours faithfully,

B-10-1, MEGAN PHILEO PROMENADE, 189, JALAN TUN RAZAK, 50400 KUALA LUMPUR.
P.O. BOX 11077, 50734 KUALA LUMPUR.
TEL: 03-21630292 FAX: 03-21630316

ANGKASA MARKETING BERHAD

PROFORMA CONSOLIDATED BALANCE SHEET AS AT 30 JUNE 2001

The following Proforma Consolidated Balance Sheets of Angkasa Marketing Berhad ("AMB") have been prepared solely to illustrate the proforma effects of the Proposed Disposals as if the transactions have been completed as at 30 June 2001:

	Audited as at 30.6.2001 RM'000	Proforma A RM'000	Proforma B RM'000
Current assets	1,018,841	984,907	946,337
Current liabilities	(1,878,273)	(1,818,760)	(1,780,587)
Net current liabilities	(859,432)	(833,853)	(834,250)
Property,plant and equipment	677,793	650,100	648,506
Associated companies	368,107	376,998	377,533
Investments	10,477	10,477	10,380
Deferred expenditure	1,648	1,648	1,648
Goodwill on consolidation	21,124	20,824	20,824
	219,717	226,194	224,641
Financed by:			
Share capital	147,451	147,451	147,451
Reserves	(99,522)	(93,038)	(94,591)
Shareholders' funds	47,929	54,413	52,860
Minority interests	152,633	152,633	152,633
Long term borrowings	18,369	18,369	18,369
Deferred payable	180	180	180
Deferred taxation	606	599	599
	219,717	226,194	224,641
Net tangible assets	25,157	31,941	30,388
Net tangible assets per share (RM)	0.17	0.22	0.21

(1) Proforma A
Proforma A incorporates the effects of AMB's proposed disposal of Suzuki Assemblers Malaysia Sdn Bhd as though the proposed disposal was effected as at 30 June 2001.

(2) Proforma B
Proforma B incorporates the effects of Proforma A and the effects of AMB's proposed disposal of Lion Suzuki Marketing Sdn Bhd as though the proposed disposal was effected as at 30 June 2001.

NOTES TO THE PROFORMA CONSOLIDATED BALANCE SHEETS

1 The proforma consolidated balance sheets have been prepared based on the audited financial statements of Angkasa Marketing Berhad ("AMB") and its subsidiary companies as at 30 June 2001 and are provided for illustrative purposes to show the effects of the following transactions on the assumption that they are effected on 30 June 2001.

Proposed disposals by AMB of RM1,530,510 ordinary shares in Lion Suzuki Marketing Sdn Bhd ("LSM"), representing 51% equity interest in LSM, to Suzuki Motor Corporation ("SMC") for a cash consideration of RM1,227,789 and 13,393,298 ordinary shares in Suzuki Assemblers Malaysia Sdn Bhd ("SAM") for a cash consideration of RM26,682,706 to SMC.

The considerations were arrived at on willing buyer-willing seller basis as follows:

(i) approximately 51% of the adjusted audited net tangible assets ("NTA") of LSM as at 30 June 2000 of RM2.41 million assuming the transactions described in Note 2 were effected subsequent to the financial year ended 30 June 2000, had been effected as at 30 June 2000.

(ii) approximately 51% of the adjusted audited NTA of SAM as at 30 June 2000 of RM52.32 million assuming that the transactions described in Note 2 were effected subsequent to the financial year ended 30 June 2000, had been effected as at 30 June 2000, and after taking into consideration the estimated revaluation surplus of the land and buildings held by the SAM Group amounting to RM2.08 million.

2 Subsequent to the financial year ended 30 June 2000 and prior to the proposed disposals, LSM and SAM had effected certain transactions as follows:

(i) LSM's audited NTA as at 30 June 2000 was RM15.1 million. Subsequent to the financial year ended 30 June 2000, LSM effected certain transactions involving, inter alia, the declaration of dividend in respect of its preference shares and redemption of all preference shares in LSM. As a result of the aforesaid transactions, the adjusted NTA of LSM as at 30 June 2000 was RM2.41 million.

(ii) SAM's audited NTA as at 30 June 2000 was RM29.4 million. Subsequent to the financial year ended 30 June 2000, SAM effected certain transactions involving, inter alia, the declaration of dividend in respect of its preference shares, redemption of all preference shares in SAM, and the issuance of approximately 13.2 million new ordinary shares of RM1.00 each in SAM to AMB. As a result of the aforesaid transactions, the adjusted NTA of the SAM Group as at 30 June 2000 was RM50.24 million.

3 For illustrative purposes only, there is a net inter-company balance payable by the SAM Group to the AMB Group (excluding LSM and the SAM Group) amounting to approximately RM25.3 million as at 31 December 2001. Set out below is the breakdown of the aforesaid net inter-company balance prior to the assignment to the AMB Group of the SAM Group's rights to receive RM25.96 million from the Related Companies.

	AMB Group[1] RM'000	Related Companies RM'000	Total RM'000
Amounts payable by the SAM Group to	51,315[2]	-	51,315
Amounts due to the SAM Group by	(53)	(25,964)[2]	(26,017)
Net inter-company balance	51,262	(25,964)	25,298

Notes:

1. Excludes LSM and the SAM Group
2. The SAM Group's rights to receive the amounts from the Related Companies were assigned to the AMB Group on 30 June 2001 in settlement of an equivalent amount of payables by the SAM Group to the AMB Group.

Pursuant to the Share Sale Agreements, SMC and AMB shall within 3 months from the Completion Date of the Proposed Disposal of SAM (or such other period of time as may be mutually agreed by the parties in writing) procure the repayment of the aforesaid net inter-company balance, and as shown above, the net inter-company balance amounted to approximately RM25.3 million.

The LSM Sale Shares and SAM Sale Shares shall be sold to SMC on the following basis:

(i) free from any and all pledges, liens, charges, mortgages and encumbrances;

(ii) with all rights, benefits and advantages attaching thereto; and

(iii) that the warranties as contained in the Share Sale Agreements are true and accurate in all respects.

Baring unforeseen circumstances, the Proposed Disposals are expected to be completed by 31 May 2002.

FURTHER INFORMATION

1. DIRECTORS' RESPONSIBILITIES

This Circular has been seen and approved by the Directors of AMB and they collectively and individually accept full responsibility for the accuracy of the information given herein and confirm that after having made all reasonable enquiries and to the best of their knowledge and belief, there are no other facts, the omission of which would make any information in this Circular misleading.

Information relating to SMC was extracted from information provided by SMC. The responsibility of the Directors of AMB is therefore restricted to the accurate reproduction of the relevant information on SMC as included in this Circular.

2. ROLE OF RHB SAKURA

RHB Sakura was not involved in the formulation of the terms of the Proposals and the valuation of the LSM Sale Shares and SAM Sale Shares, and has been appointed as Manager for the Proposals only. Accordingly, RHB Sakura does not express any opinion nor make any recommendation on the Proposals.

3. WRITTEN CONSENTS

RHB Sakura and Messrs Ong Boon Bah & Co have given and have not subsequently withdrawn their written consents to the inclusion of their names and all references thereto in the form and context in which they appear in this Circular.

4. MATERIAL CONTRACTS

Save as disclosed below, there are no other contracts which are material (not being contracts entered into in the ordinary course of business) which have been entered into by AMB or its subsidiary companies (including LSM and the SAM Group) within the two years immediately preceding the date of this Circular:

(i) Conditional Share Sale Agreement ("SSA") dated 5 July 2000 between AMB and Amsteel Corporation Berhad ("Amsteel"), wherein in consideration of Amsteel paying RM1.00 to AMB, Amsteel acquires 20,000,000 Shares, representing 20% equity interest in the capital of Avenel Sdn Bhd ("Avenel") and AMB shall pay Amsteel a sum of RM18,480,000 (which represents approximately 20% share of Avenel's net liabilities of RM92,380,000 based on the unaudited NTA of Avenel as at 31 December 1999 after restating Avenel's cost of investment in Posim Berhad ("Posim") based on a discounted cashflow valuation of the future cashflows of Sabah Forest Industries Sdn Bhd ("SFI"), Posim's principal asset) to be satisfied by an issue of 8,643,275 new AMB Shares with an assumed value of RM0.855 per AMB Share and the balance to be settled by netting off against the inter-company balances owing from Amsteel group of companies ("Amsteel Group") to AMB Group amounting to RM11,090,000;

(ii) SSA dated 5 July 2000 between Amsteel, Umatrac Enterprises Sdn Bhd, Posim, Lion Corporation Berhad ("LCB") and Limpahjaya Sdn Bhd ("Vendors A") of the one part and AMB of the other part for the disposal by Vendors A of 119,653,758 Shares, representing 58.69% equity interest in Silverstone Berhad ("Silverstone") to AMB for a consideration of RM138,506,146 to be satisfied by way of an issue of 150,299,587 new AMB Shares at an issue price of RM0.855 per AMB Share;

(iii) SSA dated 5 July 2000 between Horizon Towers Sdn Bhd, Amanvest (M) Sdn Bhd, Lion Holdings Sdn Bhd, Araniaga Holdings Sdn Bhd, Finlink Holdings Sdn Bhd, Teck Bee Mining (M) Sendirian Berhad, Tirta Enterprise Sdn Bhd, William Cheng Sdn Bhd, Ceemax Electronics Sdn Bhd, Lancaster Trading Company Limited, Lion Holdings Pte Ltd, Sin Seng Investment Pte Ltd and Datuk Cheng Yong Kim of the one part ("Vendors B") and AMB of the other part for the acquisition by AMB of a total of 31,727,292 Shares, representing 15.56% equity interest in Silverstone for a total consideration of RM36,726,176 to be satisfied by way of an issue of 42,954,592 new AMB Shares to Vendors B with an assumed value of RM0.855 per AMB Share;

(iv) First Supplemental Agreement dated 19 October 2000 between AMB and Amsteel amending certain terms in the SSA dated 5 July 2000 entered between the parties in respect of the acquisition by Amsteel of 20,000,000 Avenel Shares from AMB;

(v) First Supplemental Agreement dated 19 October 2000 between Vendors A and AMB amending certain terms in the SSA dated 5 July 2000 entered between the parties in respect of the disposal by Vendors A of 119,653,758 Silverstone Shares to AMB;

(vi) First Supplemental Agreement dated 19 October 2000 between Vendors B and AMB amending certain terms in the SSA dated 5 July 2000 entered between the parties in respect of the acquisition by AMB of 31,727,292 Silverstone Shares;

(vii) Conditional Share Subscription Agreement dated 10 November 2000 ("Subscription Agreement") between Angkasa Transport Equipment Sdn Bhd ("ATE"), AMB Venture Sdn Bhd ("AMBV"), both wholly-owned subsidiaries of AMB and Tan Sri William H.J. Cheng ("TSWC"), in which TSWC shall subscribe for 2,156,000 Shares, representing 7.94% of the enlarged share capital of ATE at an issue price of RM1.56 per Share or at a total subscription price of approximately RM3,365,000;

(viii) Conditional Sale and Purchase Agreement dated 10 November 2000 ("S&P Agreement") between AMBV, TSWC and Lion Asiapac Limited ("LAP"), whereby AMBV shall dispose of its 25,000,000 Shares, representing approximately 92.06% of the enlarged share capital of ATE, to LAP for a consideration to be determined in accordance with the formula provided in the agreement, tentative calculation being:

(a) SGD18,060,648 (equivalent to approximately RM39 million); or

(b) SGD41,664,404 (equivalent to approximately RM90 million) in the event the proposed listing of the associated company of ATE, Anhui Jianghuai Automotive Chassis Co Ltd in the People's Republic of China ("Proposed Listing of AJ Auto") is completed by 30 September 2001;

to be satisfied by LAP partly in cash and partly with the issuance of up to 166,657,616 new LAP shares at par value of SGD0.25 each together with up to 166,657,616 free detachable LAP warrants attached to AMBV and subject to LAP repaying an outstanding loan of Rmb20 million (equivalent to approximately RM9.1 million) owing by ATE to Anhui Jianghuai Automotive Group Co Ltd ("AJ Group") and adjustments contained therein;

(ix) Supplemental Subscription Agreement dated 9 January 2001 between ATE, AMBV and TSWC amending certain terms in the Subscription Agreement, whereby TSWC shall instead subscribe for 2,530,000 Shares, representing 9.19% of the enlarged share capital of ATE, at an issue price of RM1.33 per Share or at a total subscription price of approximately RM3,365,000;

(x) Supplemental Agreement dated 9 January 2001 between AMBV, TSWC and LAP amending certain terms in the S&P Agreement, whereby AMBV shall dispose of its 25,000,000 ATE Shares, representing approximately 90.81% of the enlarged share capital of ATE, to LAP for a revised consideration to be determined in accordance with the formula provided in the supplemental agreement, tentative calculation being:

(a) SGD15,383,527 (equivalent to approximately RM33.2 million); or

(b) SGD38,666,795 (equivalent to approximately RM83.5 million) in the event the Proposed Listing of AJ Auto is completed by 30 September 2001;

to be satisfied by LAP partly in cash and partly with the issuance of up to 154,667,181 new LAP shares at par value of SGD0.25 each together with up to 154,667,181 free detachable LAP warrants attached to AMBV subject to LAP repaying an outstanding loan of Rmb20 million (equivalent to approximately RM9.1 million) owing by ATE to AJ Group and adjustment contained therein;

(xi) Joint-Venture Agreements dated 1 October 2001 between AMB and SMC in respect of the Proposed Joint-Ventures;

(xii) Share Sale Agreements dated 1 October 2001 between AMB and SMC in respect of the Proposed Disposals;

(xiii) Second Supplemental Agreement dated 8 October 2001 between AMB and Amsteel amending certain terms in the SSA dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000) entered between the parties, to include the acquisition by Amsteel of 20,000,000 Avenel Shares for a revised consideration of RM65,294,088 which represents AMB's 20% share of Avenel's estimated adjusted net liabilities as at 31 December 2001 of RM326,470,438 after restating Avenel's cost of investment in Posim based on a discounted cashflow valuation of the future cashflows of SFI and net value of Posim's residual assets (after taking into account the relevant principal to be waived by Posim for the amount owing by the Amsteel Group to Posim) to be satisfied by the netting off of existing inter-company balances owing by the Amsteel Group to the AMB Group;

(xiv) Second Supplemental Agreement dated 8 October 2001 between Vendors A and AMB amending certain terms in the SSA dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000) entered between the parties, to include the disposal by Vendors A of a revised 119,653,758 Shares, representing 58.69% equity interest in Silverstone, to AMB for a revised consideration of RM150,055,564 to be satisfied by an issuance of RM143,147,530 in value of new AMB Shares at a proposed issued price of RM1.00 per AMB Share and the balance of RM6,908,034 to be netted off against inter-company balances owing by the LCB group of companies ("LCB Group") to the AMB Group;

(xv) Second Supplemental Agreement dated 8 October 2001 between Vendors B and AMB amending certain terms in the SSA dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000) entered between the parties, to include the acquisition by AMB of 31,727,292 Silverstone Shares for a revised consideration of RM39,788,610 to be satisfied by an issuance of 39,788,610 new AMB Shares;

(xvi) A Letter dated 20 November 2001 between AMBV, TSWC and LAP, whereby the consideration for the disposal by AMBV of 25,000,0000 Shares, representing approximately 90.81% of the enlarged share capital of ATE to LAP (as described in items (viii) and (x) above), was confirmed at SGD37,255,682 (equivalent to approximately RM80.5 million) pursuant to the completion of the Proposed Listing of AJ Auto by 30 September 2001, to be satisfied by LAP partly in cash and partly with the issuance of 149,022,728 new LAP shares at par value of SGD0.25 each together with 149,022,728 free detachable LAP warrants attached to AMBV subject to LAP repaying an outstanding loan of Rmb20 million (equivalent to approximately RM9.1 million) owing by ATE to AJ Group and adjustment contained therein;

(xvii) Third Supplemental Agreement dated 26 March 2002 between AMB and Amsteel amending certain terms in the SSA dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000 and the Second Supplemental Agreement dated 8 October 2001) entered between the parties, to include the acquisition by Amsteel of 20,000,000 Avenel Shares for a revised consideration of RM80,626,597, which represents; (i) AMB's 20% share of Avenel's estimate adjusted net liabilities as at 31 December 2001 of RM488,183,000 after restating Avenel's cost of investment in Posim based on a discounted cashflow valuation of the future cashflows of SFI and net value of Posim's residual assets (after taking into account the relevant principal to be waived by Posim for the amount owing by the Amsteel Group to Posim) and (ii) netting-off indemnity payment made by AMB to lenders of Avenel;

(xviii) Third Supplemental Agreement dated 26 March 2002 between Vendors A and AMB amending certain terms in the SSA dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000 and the Second Supplemental Agreement dated 8 October 2001) entered between the parties, to include the disposal by Vendors A of 119,653,758 Silverstone Shares, representing 58.69% equity interest in Silverstone to AMB for a consideration of RM150,055,564 to be satisfied by an issue of RM143,231,483 in value of new AMB Shares and the balance of RM6,824,081 to be set-off against inter-company balances owing by the LCB Group to the AMB Group. The issue price of the new AMB Shares shall be set at a 5% premium to the then theoretical market price of AMB Shares (calculated using the market price of AMB Shares prevailing after the Securities Commission's approval and after adjusting for the proposed capital reconstruction exercise for AMB), subject to a minimum issue price of RM1.00 each provided that the theoretical market price shall be below 95 sen;

(xix) Third Supplemental Agreement dated 26 March 2002 between Vendors B and AMB amending certain terms in the SSA dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000 and the Second Supplemental Agreement dated 8 October 2001) entered between the parties, to include the acquisition by AMB of 31,727,292 Silverstone Shares for a consideration of RM39,788,610 to be satisfied by an issue of RM39,788,610 in value of new AMB Shares. The issue price of the new AMB Shares shall be set at a 5% premium to the then theoretical market price of AMB Shares (calculated using the market price of AMB Shares prevailing after the Securities Commission's approval and after adjusting for the proposed capital reconstruction exercise for AMB), subject to a minimum issue price of RM1.00 each provided that the theoretical market price shall be below 95 sen; and

(xx) An Addendum dated 19 April 2002 between AMB and SMC amending certain terms of the Joint-Venture Agreement dated 1 October 2001 in respect of the Proposed JV for LSM.

5. MATERIAL LITIGATION

Neither AMB nor any of its subsidiary companies (including LSM and the SAM Group) is engaged in any material litigations, claims or arbitration (other than litigations, claims or arbitration arising from the ordinary course of business), either as a plaintiff or defendant, which has a material effect on the financial position of AMB or its subsidiary companies (including LSM and the SAM Group), and the Board of Directors of AMB has no knowledge of any proceedings pending or threatened against AMB or its subsidiary companies (including LSM and the SAM Group) or of any other facts likely to give rise to any proceedings which may materially and adversely affect the financial position of AMB or its subsidiary companies (including LSM and the SAM Group) as at the date of this Circular.

6. **DOCUMENTS AVAILABLE FOR INSPECTION**

Copies of the following documents will be made available for inspection during normal office hours on any business day at the Registered Office of AMB at Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, from the date of this Circular up to and including the date of the EGM:

(a) Memorandum and Articles of Association of AMB, LSM and SAM;

(b) Audited financial statements for the past 2 financial years ended 30 June 2001 and the announced unaudited results for the 6 months financial period ended 31 December 2001 of the AMB Group;

(c) Audited financial statements for the past 5 financial years ended 30 June 2001 of LSM and the SAM Group respectively;

(d) Unaudited management accounts for the 6 months financial period ended 31 December 2001 of LSM and the SAM Group respectively;

(e) Proforma consolidated balance sheets of AMB as at 30 June 2001 and the Auditors' letter thereon;

(f) The letters of consent referred to in Section 3 of this Appendix; and

(g) The material contracts referred to in Section 4 of this Appendix, including the Joint-Venture Agreements, the Share Sale Agreements and the Addendum to the Joint-Venture Agreement in respect of the Proposed JV for LSM dated 19 April 2002.

ANGKASA MARKETING BERHAD (41515 - D)
(Incorporated in Malaysia)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT an Extraordinary General Meeting of the Company will be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on 9 May 2002 at 9.45 a.m., for the purpose of considering and, if thought fit, passing the following Ordinary Resolutions:

ORDINARY RESOLUTION 1

Proposed disposal of 1,530,510 ordinary shares of RM1.00 each, representing 51% equity interest in Lion Suzuki Marketing Sdn Bhd, to Suzuki Motor Corporation, Japan, for a cash consideration of RM1,227,789

"THAT contingent upon the passing of Ordinary Resolution 2 below and subject to the approvals of all relevant authorities being obtained, approval be and is hereby given for the Company to dispose of 1,530,510 ordinary shares of RM1.00 each, representing 51% equity interest in Lion Suzuki Marketing Sdn Bhd ("LSM") to Suzuki Motor Corporation, Japan ("SMC") for a cash consideration of RM1,227,789, upon the terms and conditions of the Conditional Share Sale Agreement dated 1 October 2001 entered into between the Company and SMC ("Proposed Disposal of LSM");

AND THAT the Directors of the Company be and are hereby authorised with full powers, for the purposes of concluding the Proposed Disposal of LSM, to do all such acts, deeds and things as they may consider necessary or expedient to give full effect to and to complete the Proposed Disposal of LSM, and to assent to any conditions, modifications, variations and/or amendments as may be agreed by any relevant authority."

ORDINARY RESOLUTION 2

Proposed disposal of 13,393,298 ordinary shares of RM1.00 each, representing 51% equity interest in Suzuki Assemblers Malaysia Sdn Bhd, to SMC for a cash consideration of RM26,682,706

"THAT subject to the approvals of all relevant authorities being obtained. approval be and is hereby given for the Company to dispose of 13,393,298 ordinary shares of RM1.00 each, representing 51% equity interest in Suzuki Assemblers Malaysia Sdn Bhd ("SAM") to SMC for a cash consideration of RM26,682,706, upon the terms and conditions of the Conditional Share Sale Agreement dated 1 October 2001 entered into between the Company and SMC ("Proposed Disposal of SAM");

AND THAT the Directors of the Company be and are hereby authorised with full powers, for the purposes of concluding the Proposed Disposal of SAM, to do all such acts, deeds and things as they may consider necessary or expedient to give full effect to and to complete the Proposed Disposal of SAM, and to assent to any conditions, modifications, variations and/or amendments as may be agreed by any relevant authority."

By Order of the Board

WONG PHOOI LIN
THAM TUCK CHUEN
Secretaries

Kuala Lumpur
24 April 2002

Notes:

1. *A member entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a member of the Company. The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing or, if the appointor is a corporation, either under seal or the hand of an officer or attorney duly authorised.*
2. *An instrument appointing a proxy executed in Malaysia need not be witnessed. The signature to an instrument appointing a proxy executed outside Malaysia shall be attested by a solicitor, notary public, consul or magistrate.*
3. *The instrument of proxy shall be deposited at the Registered Office of the Company at Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, not less than forty-eight (48) hours before the time for holding the Extraordinary General Meeting.*

ANGKASA MARKETING BERHAD (41515 - D)
(Incorporated in Malaysia)

FORM OF PROXY

I/We ....

of ....

being a member/ members of Angkasa Marketing Berhad, hereby appoint ....

....

of ....

or failing whom ....

of ....

as my/our proxy to vote for me/us on my/our behalf at the Extraordinary General Meeting of the Company to be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on 9 May 2002 at 9.45 a.m. and at any adjournment thereof.

	FOR	AGAINST
ORDINARY RESOLUTION 1 Proposed disposal of 1,530,510 ordinary shares of RM1.00 each, representing 51% equity interest in Lion Suzuki Marketing Sdn Bhd		
ORDINARY RESOLUTION 2 Proposed disposal of 13,393,298 ordinary shares of RM1.00 each, representing 51% equity interest in Suzuki Assemblers Malaysia Sdn Bhd		

Please indicate with an "X" how you wish your vote to be cast. If no specific direction as to voting is given, the proxy will vote or abstain at his discretion.

As witness my/our hand this............................day of..................................2002

No. of Shares: ....   Signed: ....

In the presence of: ....

Representation at Meeting:

1. *A member entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a member of the Company. The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing or, if the appointor is a corporation, either under seal or the hand of an officer or attorney duly authorised.*

2. *An instrument appointing a proxy executed in Malaysia need not be witnessed. The signature to an instrument appointing a proxy executed outside Malaysia shall be attested by a solicitor, notary public, consul or magistrate.*

3. *The instrument of proxy shall be deposited at the Registered Office of the Company at Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, not less than forty-eight (48) hours before the time for holding the Extraordinary General Meeting.*